SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2021

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                 Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐                 No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                 .)

EXHIBITS

Exhibit Number

1.1	Articles of Association, published on August 20, 2021

1.2	The Rules of Procedures of Audit Committee, published on August 20, 2021

1.3	The Rules of Procedures of Remuneration Committee, published on August 20, 2021

1.4	The Rules of Procedures of Nomination Committee, published on August 20, 2021

1.5	Announcement in relation to operating statistics for July 2021, dated August 20, 2021

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “will”, “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•

any changes in the regulations or policies of the Ministry of Industry and Information Technology of the PRC (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

2

•	tariff or network speed policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our suppliers and other business partners;

•

the impact of the COVID-19 pandemic on our operations and financial performance, the PRC economy and world economy, including disruptions to the demand for certain of our services and products such as international roaming services and services provided to corporate clients, a decline in network service quality due to the increased volume of online utilization, temporary closures of our sales outlets and a decline in new subscriber registration due to such closures, disruptions to the delivery of services or supplies, delay in network construction progress and fluctuation of labor supply and demand due to travel and other restrictions, and increased bad debts risk due to the deteriorating financial condition of certain corporate customers;

•

the impact of Executive Order 13959 signed by the then President of the United States (as subsequently amended on January 13, 2021 and June 3, 2021, the “Executive Order”), and any rules or regulations adopted, guidance issued or actions taken by U.S. regulators to implement or comply with the Executive Order, including the completed delisting proceedings of our ADSs;

•	the impact of the Holding Foreign Companies Accountable Act and any rules or regulations adopted by U.S. regulators to implement such legislation;

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any inspections by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: August 20, 2021	By:	/s/ Ke Ruiwen
		Name:	Ke Ruiwen
		Title:	Chairman and Chief Executive Officer

4

Exhibit 1.1

ARTICLES OF ASSOCIATION

OF

CHINA TELECOM CORPORATION LIMITED

(The Articles of Association was prepared in Chinese and the English translation is not an official version and for your reference only. In case of any inconsistencies and discrepancies between the Chinese and the English versions, the Chinese version shall prevail)

(Inclusive of alterations approved by the shareholders’ general meeting up to 9 April 2021)

ARTICLES OF ASSOCIATION OF

CHINA TELECOM CORPORATION LIMITED

CHAPTER 1: GENERAL PROVISIONS

Article 1.

This Articles of Association (the “Articles of Association”) is formulated in accordance with the Company Law of the People’s Republic of China (the “Company Law”), Securities Law of the People’s Republic of China, Guidelines for the Articles of Association of Listed Companies, the State Council’s Special Regulations Regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Shares (the “Special Regulations”), Mandatory Provisions for Articles of Association of Companies to be Listed Overseas, the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and other laws, administrative regulations and regulatory rules of relevant governmental regulatory authorities to safeguard the legitimate rights and interests of China Telecom Corporation Limited (the “Company”), its shareholders and creditors, and to regulate the organisation and activities of the Company.

Article 2.	The Company is a joint stock limited company established in accordance with the Company Law, the Special Regulations and other relevant laws and regulations of the State.

The Company was established by way of promotion with the approval of the State Economic and Trade Commission of the People’s Republic of China, as evidenced by approval document Guo Jing Mao Qi Gai [2002] no. 656. It is registered with and has obtained a business licence from the State Administration for Industry & Commerce of the People’s Republic of China on 10 September 2002. The Company’s unified social credit code is: 9111000071093019X7.

The promoter of the Company is: China Telecommunications Corporation (currently known as China Telecommunications Corporation).

Article 3.	The Company’s registered Chinese name is: 中國電信股份有限公司

The Company’s registered English name is: China Telecom Corporation Limited.

Article 4.	The Company’s address : 31 Jinrong Street
Xicheng District
Beijing
China

Postal code                             : 100033

Telephone number                 : 5850-1800

Facsimile number                  : 6601-0728

Article 5.	The Company’s legal representative is the Chairperson of the board of directors of the Company.

Article 6.	The Company is a joint stock limited company with perpetual existence.

The total capital of the Company is divided into shares with the same par value per share. The shareholders shall assume their liabilities to the extent of their respective shareholdings in the Company, while the Company undertakes all of its liabilities with all of its assets.

The Company is an independent corporate legal person, and is subject to the jurisdiction of and protected by the laws and regulations of the People’s Republic of China.

Article 7.

The Articles of Association shall take effect from the date of the initial public offering and listing of A Shares by the Company upon the consideration and approval of the shareholders’ general meeting. After these Articles of Association come into effect, the original articles of association shall be superseded by these Articles of Association.

Article 8.

From the date on which the Company’s Articles of Association comes into effect, the Company’s Articles of Association constitute the legally binding document that regulates the Company’s organisation and activities, and the rights and obligations between the Company and each shareholder and among the shareholders.

Article 9.

In accordance with the Company Law and the Constitution of the Communist Party of China (the “Party”), the Company shall set up Party organisations. The Party organisations shall perform the core leadership and political functions. The Company shall set up Party working organs, which shall be equipped with sufficient staff to handle Party affairs and provided with sufficient funds to operate the Party organisations.

Article 10.

The Company’s Articles of Association are binding on the Company and its shareholders, directors, supervisors, general manager and other senior management personnel, all of whom may, according to the Company’s Articles of Association, assert rights in respect of the affairs of the Company.

Pursuant to the Articles of Association, a shareholder may sue another shareholder, and may take action against the directors, supervisors, general manager and other senior management personnel of the Company; shareholders may sue the Company, and the Company may sue the shareholders, directors, supervisors and general manager and other senior management personnel pursuant to the Articles of Association.

The suit referred to in the preceding paragraph include court proceedings and an application to an arbitration tribunal to commence arbitration proceedings.

Senior management personnel mentioned in the Articles of Association refers to the Company’s president, vice executive president, chief financial officer, secretary of the board of directors and other personnel ascertained by the Company.

Article 11.

The Company may invest in other limited liability companies or joint stock limited companies. The Company’s liabilities to an invested company shall be limited to the amount of its capital contribution to the investee company.

The Company shall not be a shareholder with unlimited liabilities of any other organisations operating for profits.

The Company may, according to its operating and management needs, operate as a holding company in accordance with the law.

Article 12.

Subject to compliance with PRC laws and administrative regulations, the Company shall have the right to raise funds, including (but not limited to) loans and issue of debentures, etc. and shall have the right to charge or pledge its assets.

CHAPTER 2: THE COMPANY’S OBJECTIVES AND SCOPE OF BUSINESS

Article 13.

The Company’s objectives are: comply with State laws and regulations, be market d ri v en , a c t iv e ly a do p t a dv a nc e d c o m mu n ic a ti o ns te c h no l og i es , a n d d e ve l op telecommunications and information businesses; strengthen management and increase service quality; provide fast, convenient and accurate communication services to society and satisfy the needs of society; improve enterprise efficiency, increase enterprise competitiveness and create profits for shareholders.

Article 14.	The Company’s scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company.

Basic telecommunications businesses include:

Engage in second generation 800MHz CDMA digital cellular mobile communications business, third generation CDMA2000 digital cellular mobile communications business, the LTE/4G digital cellular mobile communications business (TD-LTE/ LTE FDD), fifth generation digital cellular mobile communications business, satellite mobile communications business, satellite fixed communications business, satellite transponders rental and sales business in the People’s Republic of China.

Engage in local fixed communications business (including local wireless ring circuit business), domestic fixed long-distance communications business, international fixed long-distance communications business, Internet international data transmission business, international data communications business, public telegraph and subscriber telegraph business, 26GHz wireless access facilities services business, and domestic communications facilities services business in the 21 provinces, municipalities and autonomous regions of Beijing, Shanghai, Jiangsu, Zhejiang, Anhui, Fujian, Jiangxi, Hubei, Hunan, Guangdong, Guangxi, Hainan, Chongqing, Sichuan, Guizhou, Yunnan, Shaanxi, Gansu, Qinghai, Ningxia and Xinjiang.

Engage in 3.5GHz wireless access facilities services business in Nanjing, Hefei, Kunming, Hubei, Hunan, Hainan, Sichuan, Guizhou and Gansu.

Value-added telecommunications businesses include:

Engage in domestic fixed data transmission business, Customer Premises Network (CPN) business, network hosting business, domestic Internet virtual private network business, Internet access services business, online data processing and transaction processing business, storage and forwarding business, domestic call centre business, information services business (excluding mobile information services and Internet information services) and wireless data transmission business in Beijing, Shanghai, Jiangsu, Zhejiang, Anhui, Fujian, Jiangxi, Hubei, Hunan, Guangdong, Guangxi, Hainan, Chongqing, Sichuan, Guizhou, Yunnan, Shaanxi, Gansu, Qinghai, Ningxia and Xinjiang; engage in domestic Very Small Aperture Terminal communications business, Internet data centre business, content distribution network business, information services business (limited to mobile information services) in the People’s Republic of China; engage in information services business (limited to Internet information services).

IPTV transmission services: provide signal transmission and the relevant technical support between the IPTV integrated broadcast and control platforms and TV user terminals; the transmission network is built upon the fixed telecommunications network (including the Internet) to set up networks which are exclusive for the transmission of IPTV signals; the IPTV transmission services are conducted in defined territories.

Internet mapping services.

General businesses include:

Engage in system integration, technology development, technical services, technology consulting, information consulting, the manufacture, sale, installation, design and construction of equipment, computer hardware and software in connection with communications and information businesses; leasing of properties, leasing of communications facilities; design, construction and repair of safety technologies and security systems; advertising.

Article 15.	The Company may, based on its business development needs, establish wholly-owned subsidiaries, controlled subsidiaries, branches, representative offices and other branch organisations.

Based on its business development needs and upon approval of the relevant governmental authorities, the Company may adjust its scope of business and manner of operation from time to time, and may establish branch organisations and/or representative offices (irrespective of whether controlled or owned by it) in the Hong Kong Special Administrative Region, the Macau Special Administrative Region and the Taiwan Region.

CHAPTER 3: SHARES AND REGISTERED CAPITAL

Article 16.	The shares of the Company shall take the form of stocks.

There must, at all times, be ordinary shares in the Company. The ordinary shares issued by the Company include domestic-invested shares and foreign-invested shares. Subject to the approval by the authorities that are authorised by the State Council to examine and approve companies, the Company may, according to its requirements, create different classes of shares.

Article 17.	The shares issued by the Company shall each have a par value of Renminbi one (1.00) yuan.

“Renminbi” referred to in the previous paragraph means the legal currency of the PRC.

Article 18.

Subject to the approval of the securities authority of the State Council, the Company may issue shares to Domestic Investors and Foreign Investors. Shares of the Company shall be issued in accordance with the principles of openness, fairness and impartiality. Shares of the same class shall rank pari passu with each other. For same class of shares issued in the same tranche, each share shall be issued under the same conditions and at the same price. For the shares subscribed by any entity or individual, the price payable for each of such shares shall be the same.

“Foreign Investors” referred to in the previous paragraph mean those investors who subscribe for the shares issued by the Company and who are located in foreign countries and in the regions of Hong Kong, Macau and Taiwan. “Domestic Investors” mean those investors who subscribe for the shares issued by the Company within the territory of the PRC who are located outside of the jurisdictions mentioned above.

Article 19.

Shares which the Company issues to Domestic Investors for subscription in Renminbi shall be referred to as “Domestic Shares”. Shares that are listed and traded on domestic stock exchanges are referred to as A Shares. Shares which the Company issues to Foreign Investors for subscription in foreign currencies shall be referred to as “Foreign-Invested Shares”. Foreign-Invested Shares which are listed overseas are called “Overseas-Listed Foreign-Invested Shares”. Both holders of Domestic Shares and holders of Overseas-Listed Foreign-Invested Shares are holders of ordinary shares, and have the same obligations and rights.

“Foreign currencies” mean the legal currencies (other than the RMB) of countries or districts outside the PRC which are recognised by the foreign exchange authority of the State and which can be used to pay the share price to the Company.

Article 20.

Foreign-Invested Shares issued by the Company and which are listed in Hong Kong shall be referred to as “H Shares”. H Shares are shares which have been admitted for listing on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”), the par value of which is denominated in Renminbi and which are subscribed for and traded in Hong Kong dollars.

Article 21.

The Company issued a total of [ • ] ordinary shares, of which 68,317,270,803 were issued to the promoter of the Company at the time when the Company was established, representing [ • ]% of the issued ordinary share capital.

Article 22.

Upon the initial public offering and listing of the Overseas-Listed Foreign-Invested Shares of the Company, the Company issued 12,615,097,518 Overseas-Listed Foreign-Invested Shares (H shares). Pursuant to the Provisional Measures on the Administration of the Reduction of the State-Owned Shares for Raising Social Security Funds , the number of Overseas-Listed Foreign-Invested Shares (H Shares) converted from a reduction by holders of State-owned shares of their shareholdings of the State-owned shares amounted to 1,262,312,482 shares. The total number of the Overseas-Listed Foreign-Invested Shares (H Shares) issued by the Company shall be 13,877,410,000 shares, representing 17.15% of the then issued ordinary share capital of the Company.

The share capital structure of ordinary shares prior to the initial public offering and listing of A Shares by the Company is: there are a total of 80,932,368,321 ordinary shares issued, of which 57,377,053,317 shares are held by the promoter, China Telecommunications Corporation (currently known as China Telecommunications Corporation), representing 70.89% of the total of the ordinary shares issued then by the Company. The other holders of the domestic shares are Guangdong Rising Holdings Group Co., Ltd., who holds a total of 5,614,082,653 shares representing 6.94% of the total ordinary shares issued then by the Company, Jiangsu Guoxin Group Limited, who holds a total of 957,031,543 shares representing 1.18% of the total ordinary shares issued then by the Company, Zhejiang Provincial Financial Development Co., Ltd., who holds a total of 2,137,473,626 shares representing 2.64% of the total ordinary shares issued then by the Company and Fujian Investment & Development Group Co., Ltd, who holds a total of 969,317,182 shares representing 1.20% of the total ordinary shares issued then by the Company. A total of 13,877,410,000 shares are held by holders of Overseas-Listed Foreign-Invested Shares (H Shares), representing 17.15% of the total ordinary shares issued then by the Company.

Upon approval by the securities regulatory authority of the State Council, [ • ] A Shares will be issued upon initial public offering of the Company and listed on the Shanghai Stock Exchange. After the initial public offering and listing of A Shares, the ordinary share capital structure of the Company comprises: [ • ] ordinary shares, including [ • ] A Shares, accounting for approximately [ • ]% of the total number of ordinary shares that may be issued by the Company; and 13,877,410,000 H shares, accounting for approximately [ • ]% of the total number of ordinary shares that may be issued by the Company.

A Shares issued by the Company are centrally deposited with a depositary institution in accordance with relevant requirements; Overseas-Listed Foreign-Invested Shares issued by the Company may be deposited with a nominee company in accordance with the laws and requirements of securities registration and depository of the place where the shares of the Company are listed, or may also be held by shareholders in their own names.

Article 23.

The Company’s board of directors may take all necessary action for the issuance of Overseas-Listed Foreign-Invested Shares and Domestic Shares separately after proposals for issuance of the same have been approved by the securities authority of the State Council.

The Company may implement its proposal to separately issue Overseas-Listed Foreign-Invested Shares and Domestic Shares pursuant to the preceding paragraph within fifteen (15) months from the date of approval by the China Securities Regulatory Commission (the “CSRC”).

Article 24.

Where the total number of shares stated in the proposal for the separate issuance of shares includes Overseas-Listed Foreign-Invested Shares and Domestic Shares, such shares should be fully subscribed for at their respective offerings. If the shares cannot be fully subscribed for all at once due to special circumstances, the shares may, subject to the approval of the securities authority of the State Council, be issued in separate Offerings.

Article 25.	The registered capital of the Company is RMB[ • ].

Article 26.

The Company may, based on its operating and development needs, and in accordance with the relevant laws and regulations, increase its registered capital in the following manners upon respective resolutions being adopted by the shareholders’ general meetings:

(1)	by public offering of shares;

(2)	by non-public offering of shares;

(3)	by issuing new shares to its existing shareholders;

(4)	by allotting bonus shares to its existing shareholders; (5) by capitalising its capital common reserve;

(6)	by any other means which is permitted by law and administrative regulations and the securities regulatory authority of the State Council.

After the Company’s increase of share capital by way of the issuance of new shares has been approved in accordance with the provisions of the Company’s Articles of Association, the issuance thereof should be made in accordance with the procedures set out in the relevant State laws and administrative regulations.

Article 27.	Except as otherwise provided for by law and administrative regulations, shares of the Company shall be without lien and be freely transferable.

Article 28.	The Company shall not accept any pledge with its own shares as the subject matter.

Article 29.	The Company’s shares may be transferred in accordance with laws.

Shares of the Company held by the promoters shall not be transferred within one (1) year from the date of the establishment of the Company.

The shares of the Company issued prior to the Company’s public offering of shares shall not be transferred within one (1) year from the date the shares of the Company being listed and traded on the stock exchange(s). Where the laws, administrative regulations, departmental rules, relevant regulatory documents and the securities regulatory authorities in the place where the Company’s shares are listed (including the stock exchanges, hereafter the “Securities Regulatory Authorities”) have any other provisions, such provisions shall prevail.

The directors, supervisors and senior management personnel of the Company shall report to the Company their shareholdings in the Company and changes therein and shall not transfer more than 25% per annum of the total number of the shares of the Company held by them during their term of office, unless such changes are caused by compulsory judicial enforcement, inheritance, legacy or distribution of properties in accordance with laws. The shares of the Company held by them shall not be transferred within one (1) year from the date the shares of the Company being listed and traded on the stock exchange(s). The aforementioned person(s) shall not transfer the shares of the Company held by them within six (6) months commencing from the termination of their service.

Article 30.

If the Company and its shareholders, directors, supervisors, and senior management personnel holding 5% or more shares of the Company sell the shares of the Company or other securities of an equity nature within six (6) months after the purchase, or repurchase the shares within six (6) months after the sale, the income received shall be attributable to the Company, and shall be recovered by the board of directors of the Company. However, the restriction shall not apply to a securities firm which holds 5% or more of the Company’s shares as a result of its purchasing of the untaken shares in an offer and other circumstances stipulated by the securities regulatory authority under the State Council.

The shares or other securities of equity nature held by any director, supervisor, senior management personnel or individual shareholder referred to in the preceding paragraph include the stocks or other securities of an equity nature held by their spouses, parents and children, and any of the above which is indirectly held in others’ accounts.

Where the board of directors of the Company does not comply with the provision of the first paragraph, the shareholders are entitled to request the board of directors to do so within thirty (30) days. Where the board of directors does not do so within the said period, the shareholders are entitled to initiate legal proceedings directly to the People’s Court in their own names for the interests of the Company.

If the board of directors of the Company does not enforce the provision of the first paragraph, the accountable directors shall be assumed joint and several responsibilities in accordance with laws.

CHAPTER 4: REDUCTION OF CAPITAL AND REPURCHASE OF SHARES

Article 31.

According to the provisions of the Company’s Articles of Association, the Company may reduce its registered capital. The Company may reduce its registered capital in accordance with the procedures provided in the Company Law and other relevant requirements and the Articles of Association.

Article 32.	The Company must prepare a balance sheet and an inventory of assets when it reduces its registered capital.

The Company shall notify its creditors within ten (10) days of the date of the Company’s resolution for reduction of capital and shall publish an announcement in a newspaper within thirty (30) days of the date of such resolution. A creditor has the right within thirty (30) days of receipt of the notice from the Company or, in the case of a creditor who does not receive such notice, within forty-five (45) days of the date of the public announcement, to require the Company to repay its debts or to provide a corresponding guarantee for such debt.

The Company’s registered capital may not, after the reduction in capital, be lower than the minimum amount prescribed by law.

Article 33.

The Company may, in accordance with the procedures set out in the Company’s Articles of Association and with the approval of the relevant governing authority of the State, repurchase its issued and outstanding shares under the following circumstances:

(1)	reducing its capital;

(2)	merging with another company that holds shares in the Company;

(3)	utilising shares for employee stock ownership plan or share incentive scheme;

(4)	repurchasing shares upon request raised by shareholders who had divergent views on approved resolutions in connection with a merger and division of the Company at the general meeting;

(5)	utilising shares for conversion of corporate bonds issued by the Company which are convertible into shares;

(6)	as necessary for maintenance of the Company’s value and shareholders’ rights and interests.

The Company’s repurchase of its issued and outstanding shares shall comply with the provisions of Articles 34 to 37.

Article 34.	The Company may repurchase its shares under the circumstances stated in clause (1), (2) or (4) of paragraph one of Article 33, in one of the following ways:

(1)	by making a general offer for the repurchase of shares to all its shareholders on a pro rata basis;

(2)	by repurchasing shares through public dealing on a stock exchange;

(3)

by repurchasing shares outside of the stock exchange by means of an agreement. Any repurchase of shares by the Company under the circumstances stated in clause (3), (5) or (6) of paragraph one of Article 33 shall be made by way of a public centralised trading.

Article 35.

The Company must obtain the prior approval of the shareholders in a general meeting (in the manner stipulated in the Company’s Articles of Association) before it can repurchase shares outside of the stock exchange by means of an agreement. Any repurchase of shares by the Company pursuant to the provisions as stated in clause (3), (5) or (6) of paragraph one of Article 33 shall be subject to a board resolution approved by two-thirds or more of the directors attending the meeting. The Company may, by obtaining the prior approval of the shareholders in a general meeting in the same manner as described above cancel, release, vary or waive its rights under an agreement which has been so entered into.

An agreement for the repurchase shares referred to in the preceding paragraph includes (but is not limited to) an agreement to become liable to repurchase shares or an agreement to acquire the right to repurchase shares.

The Company may not assign an agreement for the repurchase of its shares or any right contained in such an agreement.

Article 36.

In the event that the repurchase of shares by the Company in accordance with paragraph one of Article 33 is under the circumstances stated in clause (1), the shares shall be cancelled within ten (10) days from the day of repurchase; in the event that such repurchase is under the circumstances stated in clause (2) or (4), the shares shall be transferred or cancelled within six (6) months; in the event that such repurchase is under the circumstances stated in clause (3), (5) or (6), the total shares of the Company held by the Company shall not exceed 10% of the total shares of the Company in issue and shall be transferred or cancelled within three (3) years.

The aggregate par value of the cancelled shares shall be deducted from theCompany’s registered share capital.

Article 37.	Unless the Company is in the course of liquidation, it must comply with the following provisions in relation to the repurchase of its issued shares:

(1)

where the Company repurchases shares at par value, payment shall be made out of carrying amount of the distributable profits of the Company or out of proceeds of a new issue of shares made for that purpose;

(2)

where the Company repurchases shares of the Company at a premium to the par value of its shares payment up to the par value may be made out of the carrying amount of the distributable profits of the Company or out of the proceeds of a new issue of shares made for that purpose. Payment of the portion in excess of the par value shall be effected as follows:

(i)	if the shares being repurchased were issued at par value, payment shall be made out of the carrying amount of the distributable profits of the Company;

(ii)

if the shares being repurchased were issued at a premium to their par value, payment shall be made out of the carrying amount of the distributable profits of the Company or out of the proceeds of a new issue of shares made for that purpose, provided that the amount paid out of the proceeds of the new issue shall not exceed the aggregate amount of premiums received by the Company on the issue of the shares repurchased nor shall it exceed the book value of the Company’s capital common reserve fund account (including the premiums on the new issue of shares) at the time of the repurchase;

(3)	Funds used by the Company for the following purposes should be paid out of the Company’s distributable profits:

(i)	payment for the acquisition of the right to repurchase the Company’s own shares;

(ii)	payment for variation of any contract for the repurchase of the Company’s shares;

(iii)	payment for the release of the Company’s obligation(s) under any contract for the repurchase of its shares;

(4)

after the Company’s registered capital has been reduced by the aggregate par value of the cancelled shares in accordance with the relevant provisions, the amount deducted from the distributable profits of the Company for payment of the par value of shares which have been repurchased shall be transferred to the Company’s capital common reserve fund account.

CHAPTER 5: FINANCIAL ASSISTANCE FOR THE ACQUISITION OF SHARES

Article 38.

The Company or its subsidiaries shall not, at any time, provide any form of financial assistance to a person who is acquiring or intends to acquire shares in the Company. Such persons aforementioned shall include those who directly or indirectly incur any obligation as a result of the acquisition of shares in the Company (the “Obligor”).

At no time shall the Company or its subsidiaries provide any form of financial assistance to the Obligor aforementioned for the purposes of reducing or discharging the obligations assumed by him.

This Article shall not apply to the circumstances specified in Article 40 of this Chapter.

Article 39.	For the purposes of this Chapter, “financial assistance” includes (without limitation) the following:

(1)	gift;

(2)

guarantee (including the assumption of liability by the guarantor or the provision of assets by the guarantor to secure the performance of Obligor’s obligations), compensation (other than compensation payable by the Company’s due to its own default) or release or waiver of any rights;

(3)

provision of loans or entering into any agreement under which the obligations of the Company are to be performed prior to the obligations of another party, or the change in parties to, or the assignment of rights under, such loan or agreement;

(4)	any other form of financial assistance given by the Company when the Company is insolvent or has no net assets or where its net assets would thereby be reduced to a material extent.

For the purposes of this Chapter, “assumption of obligations” includes the assumption of obligations by way of contract or by way of arrangement (irrespective of whether such contract or arrangement is enforceable or not and irrespective of whether such obligation is to be borne solely by the Obligor or jointly with other persons), or by any other means which results in a change in his financial position.

Article 40.	The following actions shall not be deemed to be activities prohibited by Article 38 of this Chapter:

(1)

the provision of financial assistance by the Company where the financial assistance is given in good faith in the interests of the Company, and the principal purpose of such provision is not for the acquisition of shares in the Company, or the giving of the financial assistance is an incidental part of certain projects of the Company;

(2)	the lawful distribution of the Company’s assets by way of dividend;

(3)	the allotment of bonus shares as dividends;

(4)

a reduction of registered capital, a repurchase of shares of the Company or a reorganisation of the share capital structure of the Company effected in accordance with the Company’s Articles of Association;

(5)

within its ordinary course of its business, where the lending of money is for the ordinary business activities of the Company (provided that the net assets of the Company are not thereby reduced or that, to the extent that the assets are thereby reduced, the financial assistance is provided out of distributable profits);

(6)

contributions made by the Company to employee share ownership schemes (provided that the net assets of the Company are not thereby reduced or that, to the extent that the assets are thereby reduced, the financial assistance is provided out of distributable profits).

CHAPTER 6: SHARE CERTIFICATES AND REGISTER OF SHAREHOLDERS

Article 41.	Share certificates of the Company shall be in registered form.

The share certificate of the Company shall contain following main particulars:

(1)	the name of the Company;

(2)	the date of incorporation of the Company;

(3)	the class of shares, par value and number of shares it represents;

(4)	the share certificate number;

(5)	other matters required to be stated therein by the Company Law, Special Regulations and the stock exchange(s) on which the Company’s shares are listed.

Article 42.	Share certificates of the Company may be assigned, given as a gift, inherited or charged in accordance with relevant provisions of laws, administrative regulations and these Articles of Association.

For assignment and transfer of shares, relevant registration of the share certificates shall be carried out with the share registration institution authorized by the Company.

Article 43.

Share certificates of the Company shall be signed by the Chairperson of the Company’s board of directors. Where the stock exchange(s) on which the Company’s shares are listed require other senior management personnel of the Company to sign on the share certificates, the share certificates shall also be signed by such senior management personnel. The share certificates shall take effect after being affixed with the seal of the Company (including the securities seal of the Company) or having the seal printed thereon. The share certificate shall be imprinted with the seal of the Company or the securities seal of the Company under the authorisation of the board of directors. The signatures of the Chairperson of the board of directors or other senior management personnel of the Company may be printed in mechanical form.

In case of paperless issue and trading of the shares of the Company, the applicable provisions provided by the Securities Regulatory Authorities where the shares of the Company are listed shall prevail.

Article 44.	The Company shall keep a register of shareholders in accordance with vouchers provided by securities registries, which shall contain the following particulars:

(1)	the name (title) and address (residence), the occupation or nature of each shareholder;

(2)	the class and quantity of shares held by each shareholder;

(3)	the amount of capital paid-up on or agreed to be paid-up on the shares held by each shareholder;

(4)	the share certificate number(s) of the shares held by each shareholder;

(5)	the date on which each person was entered in the register as a shareholder; (6) the date on which any shareholder ceased to be a shareholder.

Unless there is evidence to the contrary, the register of shareholders shall be sufficient evidence of the shareholders’ shareholdings in the Company.

Article 45.

The Company may, in accordance with the mutual understanding and agreements made between the securities authority of the State Council and overseas securities regulatory organisations, maintain the register of shareholders of Overseas-Listed Foreign-Invested Shares overseas and appoint overseas agent(s) to manage such register of shareholders. The original register for holders of Overseas-Listed Foreign-Invested Shares listed in Hong Kong shall be maintained in Hong Kong.

A duplicate register of shareholders for the holders of Overseas-Listed Foreign- Invested Shares shall be maintained at the Company’s registered address. The appointed overseas agent(s) shall ensure consistency between the original and the duplicate register of shareholders at all times.

If there is any inconsistency between the original and the duplicate register of shareholders for the holders of Overseas-Listed Foreign-Invested Shares, the original register of shareholders shall prevail.

Article 46.	The Company shall have a complete register of shareholders which shall comprise the following parts:

(1)	the part of the register of shareholders which is maintained at the Company’s registered address (other than those share registers which are described in sub- paragraphs (2) and (3) of this Article);

(2)

the part(s) of the register of shareholders in respect of the holders of Overseas- Listed Foreign-Invested Shares of the Company which are maintained in the same location as the overseas stock exchange on which the shares are listed; and

(3)	the part(s) of the register of shareholders which are maintained in such other location as the board of directors considers necessary for the purposes of the listing of the Company’s shares.

Article 47.

Different parts of the register of shareholders shall not overlap. No transfer of any shares registered in any part of the register shall, during the continuance of that registration, be registered in any other part of the register.

All Overseas-Listed Foreign-Invested Shares listed in Hong Kong which have been fully paid-up may be freely transferred in accordance with the Company’s Articles of Association. However, unless such transfer complies with the following requirements, the board of directors may refuse to recognise any instrument of transfer and would not need to provide any reason therefor:

(1)

a fee of HK$2.50 per instrument of transfer or such higher amount agreed from time to time by the Stock Exchange for the registration of the instrument of transfer and other documents relating to or which affect the right of ownership of the shares;

(2)	the instrument of transfer only relates to Overseas-Listed Foreign-Invested Shares listed in Hong Kong;

(3)	the stamp duty which is chargeable on the instrument of transfer has been duly paid;

(4)	the relevant share certificate(s) and any other evidence which the board of directors may reasonably require to show that the transferor has the right to transfer the shares have been provided;

(5)	if it is intended that the shares be transferred to joint owners, the maximum number of joint owners shall not be more than four (4); and

(6)	the Company does not have any lien on the relevant shares.

The transfer of Overseas-Listed Foreign Invested Shares in the Company listed in Hong Kong shall be in writing on normal or standard instruments of transfer or on a form acceptable to the Board of Directors; and such transfer instrument can be signed only by hand or, if the transferor or transferee is a securities clearing institution or its representative recognised in accordance with section 37 of the Securities and Futures Ordinance (Hong Kong Law Cap 571), signed by hand or signed in printed mechanical form. All the transfer instruments shall be maintained in the legal address of the Company or other place the Board of Directors may designate from time to time.

Any change or correction to various parts of the register of shareholders shall be carried out in accordance with the law of the place where such parts of the register of shareholders are maintained.

Article 48.

In the event that there is any other relevant provision on the period of closure of the register of shareholders prior to a shareholders’ general meeting or the record date for the Company’s distribution of dividends as promulgated and stipulated by the PRC laws, administrative regulations or the listing rules of the stock exchange(s) on which the Company’s shares are listed, such provision shall prevail.

Article 49.

When the Company needs to determine the shareholders’ identity for the purposes of convening a shareholders’ meeting, for dividend distribution, for liquidation or for any other purpose which requires such determination, the board of directors or the convener of the shareholders’ general meeting shall decide the date for the determination of shareholdings. Shareholders whose names appear in the register of shareholders at the record date shall be the shareholders of the Company who are entitled to the relevant rights and interests.

Article 50.

Any person aggrieved and claiming to be entitled to have his name (title) entered in or removed from the register of shareholders may apply to a court of competent jurisdiction for rectification of the register.

Article 51.

Any person who is a registered shareholder or who claims to be entitled to have his/ her name (title) entered in the register of shareholders in respect of shares in the Company may, if his/her share certificate (the “original certificate”) relating to the shares is lost, apply to the Company for a replacement share certificate in respect of such shares (the “Relevant Shares”).

Application by a holder of A Shares, who has lost his/her share certificate, for a replacement share certificate shall be dealt with in accordance with the requirements of the Company Law.

Application by a holder of Overseas-Listed Foreign Shares, who has lost his/her share certificate, for a replacement share certificate may be dealt with in accordance with the law of the place where the original register of shareholders of holders of Overseas-Listed Foreign-Invested Shares is maintained, the rules of the stock exchange or other relevant regulations.

The issue of a replacement share certificate to a holder of H Shares, who has lost his/ her share certificate, shall comply with the following requirements:

(1)

The applicant shall submit an application to the Company in a prescribed form accompanied by a notarial certificate or a statutory declaration, stating the grounds upon which the application is made, the circumstances and evidence of the loss, and declaring that no other person is entitled to have his/her name entered in the register of shareholders in respect of the Relevant Shares.

(2)

The Company has not received any declaration made by any person other than the applicant declaring that his/her name shall be entered into the register of shareholders in respect of such shares before it decides to issue a replacement share certificate to the applicant.

(3)

The Company shall, if it intends to issue a replacement share certificate, publish a notice of its intention to do so at least once every thirty (30) days within a period of ninety (90) consecutive days in such newspapers as may be prescribed by the board of directors.

(4)

The Company shall, prior to publication of its intention to issue a replacement share certificate, deliver to the stock exchange on which its shares are listed, a copy of the announcement to be published and may publish the announcement upon receipt of confirmation from such stock exchange that the announcement has been exhibited in the premises of the stock exchange. Such announcement shall be exhibited in the premises of the stock exchange for a period of ninety (90) days.

In the case of an application which is made without the consent of the registered holder of the Relevant Shares, the Company shall deliver by mail to such registered shareholder a copy of the announcement to be published.

(5)

If, by the expiration of the 90-day period referred to in paragraphs (3) and (4) of this Article, the Company has not received any objection from any person in respect of the issuance of the replacement share certificate, it may issue a replacement share certificate to the applicant pursuant to his/her application.

(6)

Where the Company issues a replacement share certificate pursuant to this Article, it shall forthwith cancel the original share certificate and document the cancellation of the original share certificate and issuance of a replacement share certificate in the register of shareholders accordingly.

(7)

All expenses relating to the cancellation of an original share certificate and the issuance of a replacement share certificate shall be borne by the applicant and the Company is entitled to refuse to take any action until reasonable security is provided by the applicant therefor.

Article 52.

Where the Company issues a replacement share certificate pursuant to the Company’s Articles of Association and a bona fide purchaser acquires such shares or where a shareholder subsequently becomes a registered shareholder of the Relevant Shares (and such shareholder being a bona fide purchaser), his name (title) shall not be removed from the register of shareholders.

Article 53.

The Company shall not be liable for any damages sustained by any person by reason of the cancellation of the original share certificate or the issuance of the replacement share certificate unless the claimant is able to prove that the Company has acted in a deceitful manner.

CHAPTER 7: SHAREHOLDERS’ RIGHTS AND OBLIGATIONS

Article 54.	A shareholder of the Company is a person who lawfully holds shares in the Company and whose name (title) is entered in the register of shareholders.

A shareholder shall enjoy rights and assume obligations according to the class and amount of shares held by him; shareholders who hold shares of the same class shall enjoy the same rights and assume the same obligations.

In the case of the joint shareholders, if one of the joint shareholders is deceased, only the other existing shareholders of the joint shareholders shall be deemed as the persons who have the ownership of the relevant shares. But the board of directors has the power to require them to provide a certificate of death acceptable to it for the purpose of modifying the register of shareholders. For joint shareholders of any shares, only the joint shareholder whose name appears first in the register of shareholders shall have the right to receive certificates of the relevant shares, receive notices of the Company, and attend and vote at shareholders’ general meetings of the Company. Any notice which is delivered to the shareholder shall be considered as all the joint shareholders of the relevant shares who have been delivered.

Article 55.	The holders of ordinary shares of the Company shall enjoy the following rights:

(1)	the right to receive dividends and other distributions in proportion to the number of shares held;

(2)	the right to request, convene, preside over, attend or appoint a proxy to attend shareholders’ general meetings in accordance with laws and to vote thereat;

(3)	the right to supervise the Company’s business operations and the right to present proposals or to raise queries;

(4)	the right to transfer, donate, or pledge shares held by them in accordance with laws, administrative regulations and provisions of the Company’s Articles of Association;

(5)

the right, after shareholders provide the Company with written documents evidencing the class and number of shares of the Company they hold and upon verification of the shareholder’s identity by the Company, to obtain relevant information in accordance with provisions of the Articles of Association of the Company, including:

(i)	the right to obtain a copy of the Company’s Articles of Association, subject to payment of costs;

(ii)	the right to inspect and copy, subject to payment of a reasonable fee:

i.	all parts of the register of shareholders and counterfoils of corporate bonds;

ii.	personal particulars of each of the Company’s directors, supervisors, general manager and other senior management personnel, including:

(a)	present and former name and alias;

(b)	principal address (place of residence);

(c)	nationality;

(d)	primary and all other part-time occupations and duties;

(e)	identification documents and the numbers thereof.

iii.	the state of the Company’s share capital;

iv.

reports showing the aggregate par value, quantity, highest and lowest price paid in respect of each class of shares repurchased by the Company since the end of the last accounting year and the aggregate amount paid by the Company for this purpose;

v.	minutes of shareholders’ general meetings, resolutions of the meetings of the board of directors, resolutions of meetings of the supervisory committee and financial reports.

(6)	in the event of the termination or liquidation of the Company, the right to participate in the distribution of surplus assets of the Company in accordance with the number of shares held;

(7)

with respect to shareholders voting against any resolution adopted at the shareholders’ general meeting on the merger or division of the Company, the right to demand the Company to acquire the shares held by them;

(8)	other rights conferred by laws, administrative regulations, departmental rules and the Company’s Articles of Association.

Article 56.

If a resolution passed at a shareholders’ general meeting or meeting of the board of directors of the Company violates the laws or administrative regulations, the shareholders shall have the right to submit a petition to the People’s Court to render the same invalid (the stipulations of the rules for dispute resolution under the Articles of Association shall be applicable to holders of Overseas-Listed Foreign-Invested Shares).

If the procedures for convening, or the method of voting at, a shareholders’ general meeting or meeting of the board of directors violate the laws, administrative regulations or the Articles of Association, or the contents of a resolution violate the Articles of Association, shareholders shall have the right to submit a petition to the People’s Court to revoke such resolution within sixty (60) days from the date on which such resolution is adopted (the stipulations of the rules for dispute resolution under the Articles of Association shall be applicable to holders of Overseas-Listed Foreign-Invested Shares).

Article 57.

Where the Company incurs losses as a result of violation of the laws, regulations or the provisions under the Articles of Association by directors and senior management personnel in the course of performing their duties in the Company, shareholders individually or collectively holding 1% or more of the Company’s shares for one hundred and eighty (180) consecutive days or more shall have the right to request in writing the supervisory committee to initiate legal proceedings in the People’s Court. Where the Company incurs losses as a result of violation of laws, regulations or the Articles of Association by the supervisory committee in the course of performing its duties in the Company, the shareholders shall have the right to request in writing to the board of directors to initiate legal proceedings in the People’s Court (the stipulations of the rules for dispute resolution under the Articles of Association shall be applicable to holders of Overseas-Listed Foreign-Invested Shares).

In the event that the supervisory committee or the board of directors refuses to initiate legal proceedings upon receipt of the written request of shareholders stated in the preceding paragraph, or fails to initiate such legal proceedings within thirty (30) days from the date on which such request is received, or in case of emergency where failure to initiate such proceedings immediately will result in irreparable damage to the Company’s interests, shareholders prescribed in the preceding paragraph shall have the right to initiate legal proceedings in the People’s Court directly in their own names in the interest of the Company (the stipulations of the rules for dispute resolution under the Articles of Association shall be applicable to holders of Overseas-Listed Foreign-Invested Shares).

If any person infringes the lawful rights and interests of the Company, thus causing any losses to the Company, the shareholders as mentioned in the first paragraph of this Article may initiate legal proceedings in the People’s Court in accordance with the provisions of the two preceding paragraphs.

Article 58.

If any director or senior management personnel is in violation of the laws, administrative regulations or provisions under the Articles of Association, thus causing any damage to the interests of shareholders, the shareholders may initiate legal proceedings in the People’s Court (the stipulations of the rules for dispute resolution under the Articles of Association shall be applicable to holders of Overseas-Listed Foreign-Invested Shares).

Article 59.	The ordinary shareholders of the Company shall assume the following obligations:

(1)	to comply with the laws, administrative regulations and the Company’s Articles of Association;

(2)	to pay subscription monies according to the number of shares subscribed and the method of subscription;

(3)	not to surrender the shares unless required by laws and regulations;

(4)

not to abuse their shareholders’ rights to jeopardise the interests of the Company or other shareholders; and not to abuse the status of the Company as an independent legal person and the limited liability of shareholders to jeopardise the interests of any creditors of the Company; where shareholders of the Company abuse their shareholders’ rights and thereby causing losses to the Company or other shareholders, such shareholders shall be liable for indemnity in accordance with laws. Where shareholders of the Company abuse the Company’s status as an independent legal person and the limited liability of shareholders for the purposes of evading repayment of debts, thereby materially impairing the interests of the creditors of the Company, such shareholders shall be jointly and severally liable for the debts owed by the Company;

(5)	other obligations imposed by laws, administrative regulations and the Company’s Articles of Association.

Shareholders are not liable to make any further contribution to the share capital other than according to the terms which were agreed by the subscriber of the relevant shares at the time of subscription.

Article 60.	If a shareholder holding 5% or more of the shares of the Company with voting rights pledged his/her/its shares, he/she/it shall make a written report to the Company from the day the fact occurs.

Article 61.

The controlling shareholder and the de facto controller of the Company shall not use their affiliation to act in detriment to the interests of the Company. If they violate the provisions and caused losses to the Company, they shall be liable for such losses.

The controlling shareholder and the de facto controller of the Company shall have fiduciary duties towards the Company and the Company’s public shareholders. The controlling shareholder shall exercise his/her rights as a contributor in strict compliance with the laws. The controlling shareholder shall not infringe the legitimate rights and interests of the Company and its public shareholders through profit distribution, asset restructuring, external investments, appropriation of capital, offering security for loans or other means and shall not make use of his/ her controlling status to jeopardise the interests of the Company and its public shareholders.

In addition to the obligations imposed by laws and administrative regulations or required by the listing rules of the stock exchange(s) on which the Company’s shares are listed, a controlling shareholder shall not exercise his/her voting rights in respect of the following matters in a manner prejudicial to the interests of all or part of the shareholders of the Company:

(1)	to relieve a director or supervisor of his/her duty to act honestly in the best interests of the Company;

(2)

to approve the misappropriation by a director or supervisor (for his/her own benefit or for the benefit of another person) of the Company’s assets in any manner, including (but not limited to) any opportunities which are beneficial to the Company;

(3)

to approve the misappropriation by a director or supervisor (for his/her own benefit or for the benefit of another person) of the individual rights of other shareholders, including (but not limited to) rights to distributions and voting rights (save pursuant to a restructuring which has been submitted for approval by the shareholders in a general meeting in accordance with the Company’s Articles of Association).

Article 62.	For the purpose of the above Article, a “controlling shareholder” means a person who satisfies any one of the following conditions:

(1)	a person who, acting alone or in concert with others, has the power to elect half or more of the board of directors;

(2)	a person who, acting alone or in concert with others, has the power to exercise or to control the exercise of 30% or more of the voting rights in the Company;

(3)	a person who, acting alone or in concert with others, holds 30% or more of the issued and outstanding shares of the Company;

(4)	a person who, acting alone or in concert with others, has de facto control of the Company in any other way.

For the purpose of the above Article, “the de facto controller” means a person who is not a shareholder of the Company, but has actual control over the Company through investment, relationship agreement or other arrangement.

For the purpose of the above Article, “affiliation” means the relationship between the controlling shareholder, de facto controller, directors, supervisors, or senior management personnel of the Company and the enterprises directly or indirectly controlled thereby and any other relationship that may lead to the transfer of any interest of the Company. However, the related relationship exists among enterprises controlled by the state not merely because such enterprises are under the common control of the state.

CHAPTER 8: SHAREHOLDERS’ GENERAL MEETINGS

Article 63.	The shareholders’ general meeting is the organ of authority of the Company and shall exercise its functions and powers in accordance with the law.

Article 64.	The shareholders’ general meeting is an organisation of authority who has the following functions and powers according to the laws:

(1)	to decide on the Company’s operational policies and investment plans;

(2)	to elect and replace directors and supervisors who are not employee representatives and determine matters relating to the remuneration of directors and supervisors;

(3)	to examine and approve the board of directors’ reports;

(4)	to examine and approve the supervisory committee’s reports;

(5)	to examine and approve the Company’s proposed annual financial budgets and final accounts and annual reports;

(6)	to examine and approve the Company’s profit distribution plans and loss recovery plans;

(7)	to pass resolutions on the increase or reduction in the Company’s registered capital, and issuance of any class of shares, warrants or other similar securities;

(8)	to pass resolutions on matters such as merger, division, dissolution and liquidation of the Company or alteration of corporate form;

(9)	to pass resolutions on the issue of debentures by the Company;

(10)	to pass resolutions on the appointment, dismissal and non-reappointment of the accountancy firms of the Company;

(11)	to amend the Company’s Articles of Association;

(12)	to consider motions raised by shareholders who represent 3% or more of the total number of voting shares of the Company;

(13)	to consider and approve the guarantee as required by Article 65;

(14)	to consider and approve matters relating to the purchases or disposals of material assets which are more than 30% of the latest audited total assets, within one (1) year;

(15)	to consider and approve matters relating to changes in the use of proceeds;

(16)	to consider the share incentive scheme;

(17)

to consider and approve related-party (connected) transactions (the “related-party transactions”) which shall be approved at the shareholders’ general meeting as required by the laws, administrative regulations, departmental rules, relevant regulatory documents and the Securities Regulatory Authorities in the place where the Company’s shares are listed;

(18)

to decide on other matters which, according to laws, administrative regulations, departmental rules, relevant regulatory documents, the rules of the stock exchanges where the shares of the Company are listed or the Company’s Articles of Association, need to be approved by shareholders in general meetings.

Article 65.	The following external guarantees to be given by the Company shall be examined and approved by the shareholders’ general meeting:

(1)	Provision of any external guarantee by the Company and its subsidiaries, the total amount of which exceeds 50% of the latest audited net assets of the Company;

(2)	Provision of any external guarantee by the Company, the total amount of which reaches or exceeds 30% of the latest audited total assets of the Company;

(3)	Provision of guarantee to anyone whose liability-asset ratio exceeds 70%;

(4)	Provision of a single guarantee whose amount exceeds 10% of the latest audited net assets of the Company;

(5)	Provision of guarantees to the shareholders, de facto controllers and their related parties;

(6)

other guarantees as required by laws, administrative regulations, departmental rules, relevant regulatory documents, the rules of the stock exchanges where the shares of the Company are listed or the Company’s Articles of Association.

Article 66.

The Company shall not, except for special situations such as the Company being in crisis, without the approval of the shareholders’ general meeting by a special resolution, enter into any contract with any person other than its directors, supervisors, general managers and other senior management personnel pursuant to which such person shall be responsible for the management of the whole or the material part of the businesses of the Company.

Article 67.

Shareholders’ general meetings consist of annual general meetings and extraordinary general meetings. Annual general meetings are held once every year and within six (6) months from the end of the preceding accounting year.

The Company shall convene an extraordinary general meeting within two (2) months from the date any one of the following events occurs:

(1)	where the number of directors is less than the number required by the Company Law or less than two-thirds of the number of directors specified in the Company’s Articles of Association;

(2)	the unrecovered losses of the Company amount to one-third of the Company’s total paid-in share capital;

(3)

where shareholder(s) individually or collectively holding 10% or more of the Company’s issued and outstanding voting shares request(s) (the “Requesting Shareholders”) in writing for the convening of an extraordinary general meeting;

(4)	whenever the board of directors deems necessary or the supervisory committee so requests;

(5)	whenever two or more independent directors so request;

(6)

such other circumstances as required by laws, administrative regulations, departmental rules, relevant regulatory documents, the rules of the stock exchanges where the shares of the Company are listed or the Company’s Articles of Association.

The number of shares held by the shareholder(s) as described in item (3) shall be calculated at the close of trading on the date when such shareholder(s) request in writing or on the preceding trading day (if the written request is made on a non- trading day).

Article 68.

The place of the shareholders’ general meeting of the Company is the city where the Company is domiciled or other places designated by the board of directors. A venue will be set up for the shareholders’ general meeting held by a combination of physical meeting and Internet voting. The Company may facilitate the shareholders attending the shareholders’ general meeting through adoption of video conference, conference call or other methods. A shareholder who participates in a shareholders’ general meeting in the aforementioned manner shall be deemed to have been present at the meeting.

If the Company convenes a shareholders’ general meeting via Internet or other methods, the time and procedures for voting via Internet or other methods shall be expressly stated in the notice of such meeting.

Article 69.

When the Company convenes an annual general meeting, written notice of the meeting shall be given at least twenty (20) clear business days before the date of the meeting, or in the case of an extraordinary general meeting, written notice of the meeting should be given at least ten (10) clear business days or fifteen (15) days, whichever is longer, to notify all of the shareholders whose names appear in the share register of the matters to be considered and the date and place of the meeting.

Upon issuance of the notice of shareholders’ general meeting, the shareholders’ general meeting shall neither be delayed nor cancelled without proper reasons. Proposals listed in such notice shall not be revoked. Once the shareholders’ general meeting is delayed or cancelled, the convener shall make a public announcement stating the reasons therefor at least two (2) working days prior to the date originally scheduled for convening the meeting.

Article 70.

When the Company convenes a shareholders’ general meeting, the board of directors, the supervisory committee or shareholders, individually or jointly, holding 3% or more of the total voting shares of the Company shall have the right to propose new motions in writing, and the Company shall place such proposed motions on the agenda for such general meeting if they are matters falling within the functions and powers of shareholders in general meetings.

Shareholders, individually or jointly, holding 3% or more of the Company’s shares may submit a written proposal to the convener ten (10) days prior to the date of the shareholders’ general meeting. The convener of the shareholders’ general meeting shall issue a supplementary notice of the shareholders’ general meeting within two (2) days upon receipt of the proposal, announcing the content of the provisional proposal.

Except for the circumstances specified in the preceding paragraph, the convener shall not modify the proposals or add new proposals after the notice of the shareholders’ general meeting has been issued.

If a proposal is not specified in the notice of the shareholders’ general meeting or does not comply with the provisions of Article 71 of the Articles of Association, it shall not be voted or resolved at the shareholders’ general meetings.

Article 71.	Proposals to the shareholders’ general meeting shall meet the following conditions:

(1)

th e con ten ts sh all not c ontr ad ict th e l aw s, ad mini str at ive re gul at ion s, departmental rules, relevant regulatory documents, the rules of the stock exchanges where the shares of the Company are listed and the Articles of Association and shall fall within the scope of the shareholders’ general meeting;

(2)	motions and specific resolutions shall be specified;

(3)	such proposals shall be submitted or delivered to the convener of the shareholders’ general meeting in writing.

Unless otherwise provided in the Articles of Association, proposals to the shareholders’ general meeting shall be submitted to the convener prior to the issue of notice of the shareholders’ general meeting.

Article 72.	A notice of a meeting of the shareholders of the Company shall satisfy the following criteria:

(1)	be in writing;

(2)	specify the place, date and time of the meeting;

(3)

contain the matters and proposals submitted to the meeting for consideration and review. The notice of the shareholders ’ general meeting and its supplementary notice shall fully and completely disclose the specific contents of all proposals;

(4)

provide such information and explanation as are necessary for the shareholders to make an informed decision on the proposals to be discussed. Without limiting the generality of the foregoing, where a proposal is made to amalgamate the Company with another, to repurchase the shares of the Company, to reorganise its share capital, or to restructure the Company in any other way, the terms of the proposed transaction must be provided in detail together with copies of the proposed agreement, if any, and the cause and effect of such proposal must be properly explained;

(5)

contain a disclosure of the nature and extent, if any, of the material interests of any director, supervisor, manager and other senior management personnel in the proposed transaction and the effect which the proposed transaction will have on them in their capacity as shareholders in so far as it is different from the effect on the interests of shareholders of the same class, an explanation shall be given on such difference;

(6)	contain the full text of any special resolution to be proposed at the meeting;

(7)

contain a conspicuous statement that a shareholder entitled to attend and vote at such meeting is entitled to appoint one (1) or more proxies to attend and vote at such meeting on his/her behalf and that a proxy need not be a shareholder;

(8)	specify the time and place for lodging proxy forms for the relevant meeting.

(9)	provide the record date of the registration of shareholdings of such shareholders entitled to attend the shareholders’ general meeting;

(10)	contain names and contact information of the contact persons in charge of the meeting.

Article 73.

Where the elections of directors and supervisors are to be discussed at the shareholders’ general meeting, a notice of the shareholders’ general meeting shall fully disclose the particulars of the candidates for directors and supervisors in accordance with laws, administrative regulations, departmental rules, relevant regulatory documents, requirements of the Securities Regulatory Authorities in the place where the Company’s shares are listed and the Articles of Association, and shall include the following contents:

(1)	personal particulars such as educational background, working experience and part-time job(s);

(2)	whether or not the candidate has any related relationship with the Company or its controlling shareholders and the de facto controller;

(3)	disclosure of the number of the Company’s shares held by the candidate;

(4)	whether or not the candidate has been subject to penalties by the securities regulatory authorities of the State Council and other relevant authorities as well as sanctions by any stock exchanges.

Save for the elections of directors and supervisors held by adopting cumulative voting system, each candidate for a director or supervisor shall be proposed by way of a separate proposal.

Article 74.

Notice of shareholders’ general meetings shall be served on each shareholder (regardless of whether such shareholder is entitled to vote at the meeting), by personal delivery or prepaid airmail to the address of the shareholder as shown in the register of shareholders. For the holders of A Shares, notice of the meetings may also be issued by way of public announcement.

The public announcement referred to in the preceding paragraph shall be published in one (1) or more national newspapers designated by the securities authority of the State Council; after the publication of such announcement, the holders of A Shares shall be deemed to have received the notice of the relevant shareholders’ general meeting.

Article 75.

The accidental omission to give notice of a meeting to, or the failure to receive the notice of a meeting by, any person entitled to receive such notice shall not invalidate the meeting and the resolutions adopted thereat.

Article 76.

The board of directors and other conveners shall take all necessary measures to ensure that the shareholders’ general meeting is conducted in an orderly manner and shall take measures to prevent any activities interfering with the shareholders’ general meeting or infringing the legitimate rights and interests of shareholders and shall promptly report such activities to the relevant authorities.

Article 77.

All shareholders appearing on the register of members on the record date or their proxies are entitled to attend shareholders’ general meetings and exercise voting rights in accordance with the relevant laws, administrative regulations and the Articles of Association.

Shareholders may either attend the shareholders’ general meeting in person or appoint a proxy to attend such meeting on their behalf.

Article 78.

Any shareholder who is entitled to attend and vote at a general meeting of the Company shall be entitled to appoint one (1) or more persons (whether such person is a shareholder or not) as his/her proxies to attend and vote on his/her behalf, and a proxy so appointed shall be entitled to exercise the following rights pursuant to the authorisation from that shareholder:

(1)	the shareholders’ right to speak at the meeting;

(2)	the right to demand or join in demanding a poll;

(3)	the right to vote by hand or on a poll, but a proxy of a shareholder who has appointed more than one (1) proxy may only vote on a poll.

Where any member, under the laws, administrative regulations, departmental rules, relevant regulatory documents, the rules of the stock exchange where the shares of the Company are listed, is required to abstain from voting on any particular resolution or is restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.

Article 79.

The instrument appointing a proxy shall be in writing under the hand of the appointer or his/her attorney duly authorised in writing if the shareholder authorises a proxy to attend the meeting, or if the appointer is a legal entity or other organisation, such instrument shall be delivered either under seal by such legal entity or other organisation or under the hand of a legal representative, a director or a duly authorised attorney.

If an individual shareholder attends the meeting in person, he or she shall present his or her identity card or other valid certificate or proof that can prove his or her identity. If a proxy is appointed to attend the meeting by an individual shareholder, the proxy shall provide valid proof of his or her identity and the instrument of proxy from the appointing shareholder.

A corporate shareholder shall be represented by its legal representative or persons authorised by the legal representative, the board of directors or other decision-making bodies to attend the meeting. The legal representative attending the meeting shall present his or her personal identity card and valid documents that can prove his or her identity as the legal representative. Proxies authorised to attend the meeting shall present their personal identity cards and the written instruments of proxy duly issued by the legal representative, the board of directors or other decision-making bodies of the corporate shareholder.

If a shareholder is a Recognised Clearing House or its proxy, such shareholder may, as he sees fit, authorise one (1) or more persons as his/her proxies to attend and vote at any shareholders’ general meeting or shareholders’ class meeting. However, if one (1) or more persons is authorised, the instrument of proxy shall specify the number and class of the shares in relation to each such proxy. Such authorised person may exercise his/her power on behalf of such Recognised Clearing House (or its proxy) in the same manner as the individual shareholder of the Company.

Article 80.

The instrument appointing a voting proxy and, if such instrument is signed by a person under a power of attorney or other authority on behalf of the appointor, a notarially certified copy of that power of attorney or other authority shall be deposited at the domicile of the Company or at such other place as is specified for that purpose in the notice convening the meeting, not less than twenty-four (24) hours before the time for holding the meeting at which the proxy propose to vote or the time appointed for the voting of the resolution.

If the appointer is a legal person, its legal representative or such person as is authorised by a resolution of its board of directors or other governing body may attend any meeting of shareholders of the Company as a representative of the appointer.

Article 81.	The instrument of proxy issued by shareholders to authorise other persons to attend the shareholders’ general meeting shall state the followings:

(1)	the name of the proxies of the appointing shareholder;

(2)	whether the proxies have the right to vote;

(3)

the number of shares of the appointing shareholder represented by the proxies. If more than one proxy is appointed, the instrument shall specify the number of shares represented by each proxy respectively;

(4)

instructions to vote in favour of, against or abstain from voting on each of the items in the agenda of the shareholders’ general meeting respectively as per the number of shares held by the appointing shareholders;

(5)	the signing date and the effective period of the instrument of proxy.

Any blank form or proxy form issued to a shareholder by the board of directors for use by such shareholder for the appointment of a proxy to attend and vote at meetings of the Company shall be in a form that allows the shareholder to freely instruct the proxy to vote in favour of, against or abstain from voting the motions, with such instructions being individually given in respect of each matter to be voted on at the meeting. Such a form shall contain a statement that, in the absence of specific instructions from the shareholder, whether the proxy may vote as he thinks fit. If such statement is not specified in the instrument of proxy, the proxy is deemed to be entitled to vote at his/her discretion for any resolutions that do not have specific instruction from the shareholder, and the shareholder shall assume corresponding responsibility for such vote.

Article 82.

A vote given in accordance with the terms of a proxy shall be valid notwithstanding the death or loss of capacity of the appointer or revocation of the proxy or the authority under which the proxy was executed or the transfer of the shares in respect of which the proxy is given, provided that the Company did not receive any written notice in respect of such matters before the commencement of the relevant meeting.

Article 83.

The Company shall be responsible for preparing the meeting’s register which shall include, among other things, the name of, the identity document number of and the number of shares with voting rights held by the attendee, and the name of the appointing shareholder (or the name of the relevant company).

Article 84.

The convener and the lawyer engaged by the Company will jointly verify the legality of shareholders’ qualifications based on the register of shareholders provided by the securities registration and clearing institution, and register the names of shareholders and the number of voting shares they hold. Such registration shall be concluded prior to the announcement by the chairperson of the shareholders’ general meeting of the number of shareholders and their proxies attending the meeting and the total number of their voting shares.

The chairperson of the shareholders’ general meeting shall, prior to the voting, announce the number of shareholders and proxies attending the meeting and the total number of their voting shares, which shall be the number of shareholders and proxies attending the meeting and the total number of their voting shares as indicated in the meeting’s register.

Article 85.

The Company shall formulate rules of procedures of the shareholders’ general meeting to specify in detail the procedures of convening of the shareholders’ general meeting and voting. The rules of procedures of the shareholders’ general meeting shall be prepared by the board of directors and approved by the shareholders’ general meeting.

Article 86.

At the annual general meeting, the board of directors and the supervisory committee shall report their work in the past year to the shareholders’ general meeting. Each independent director shall also make a work report.

Directors, supervisors and senior management personnel shall provide explanation and illustration for inquiries and suggestions by shareholders at a shareholders’ general meeting, except for the affairs related to the commercial secrets of the Company.

Article 87.	Resolutions of shareholders’ general meetings shall be divided into ordinary resolutions and special resolutions.

An ordinary resolution must be passed by votes representing half or more of the voting rights represented by the shareholders (including proxies) present at the meeting.

A special resolution must be passed by votes representing two-thirds or more of the voting rights represented by the shareholders (including proxies) present at the meeting.

Article 88.

A shareholder (including a proxy), when voting at a shareholders’ general meeting, may exercise such voting rights as are attached to the number of voting shares which he represents. Each share shall have one (1) vote. However, the Company shall have no voting right for the shares held by itself, and such shares shall not be counted towards the total number of voting shares at a shareholders’ general meeting.

When the shareholders’ general meeting considers major matters affecting the interests of minority investors, votes shall be counted separately for minority investors. The results of separate counting of votes shall be publicly disclosed in a timely manner.

The Company’s board of directors, independent directors, shareholders holding 1% or more of voting shares, or investor sponsors established in accordance with laws, administrative regulations or the provisions of the securities regulatory authority of the State Council may act as solicitors, or entrust securities companies and securities service agencies, to publicly request the Company’s shareholders to entrust it to attend the shareholders’ general meeting and exercise shareholder’s rights such as the right to propose and vote.

In the case of soliciting shareholders’ rights in accordance with the preceding paragraph, the solicitor shall disclose the solicitation documents and the Company shall provide assistance.

It is forbidden to publicly solicit shareholders’ rights in a paid or disguised manner. In the case of public solicitation of shareholders’ rights resulting in the breach of laws, administrative regulations and relevant provisions of the securities regulatory authorities of the State Council and incurring losses of the Company or its shareholders, such solicitor shall bear the compensation obligation in accordance with laws.

Article 89.

When any shareholders’ general meeting considers matters related to related-party transactions, the related (connected) shareholder (collectively, the “ related shareholders”) shall not vote and the number of voting shares that he represents shall not be counted as part of the total number of valid votes; the announcement of the resolution of the shareholders’ general meeting shall fully disclose the votes of non-related shareholders. Related shareholders’ abstention from voting and voting procedure for related-party transactions are as follows:

(1)

if matters submitted to the shareholders’ general meeting for consideration involve related-party transactions, the convener shall promptly notify the related shareholders in advance, and the related shareholders shall promptly inform the convener after they become aware of the matters.

(2)

if it is necessary to engage professional accountants and valuers to audit and appraise the related-party transactions or engage independent financial advisors to opine on the same, the convener shall properly disclose at the meeting the results of the audit and appraisal or the opinions of the independent financial advisors.

(3)

the related shareholders may participate in the discussion relating to the related-party transactions and make explanatory statement at the shareholders’ general meeting regarding the reasons for the related-party transactions, basic information of the transactions and whether the transactions are fair and sound, etc., but they shall abstain from voting at the meeting.

Article 90.

All votes of shareholders at a shareholders’ general meeting shall be taken by open ballot except where the chairperson of the meeting decides to allow a resolution which relates purely to a procedural or an administrative matter to be voted on by a show of hands.

Article 91.

A poll demanded on the election of the chairperson of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairperson of the meeting directs, and the meeting may proceed to any other business pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded.

Article 92.	On a poll taken at a meeting, a shareholder (including a proxy) entitled to two (2) or more votes need not cast his/her votes either all for or all against or abstain from the resolution.

Article 93.

Shareholders attending the shareholders’ general meeting shall present one of the following views on the proposals submitted for voting: for, against or abstention. Except when the securities registration and clearing institutions are the nominal holders of shares subject to the stock connect mechanisms between Mainland China and Hong Kong, declaration may be made according to the intentions of actual holders.

A voting ticket that is incomplete, wrongly completed, illegible, or votes not casted, shall be treated as the voter giving up his/her voting rights. The votes represented by his/her shares shall be treated as “abstention”.

Article 94.	In the case of an equality of votes for and against a resolution, whether on a show of hands or on a poll, the chairperson of the meeting shall have a casting vote.

Article 95.

The list of candidates for directors or supervisors shall be proposed to the shareholders’ general meeting for voting, when directors or supervisors that are not acting as employee-supervisors are elected at the shareholders’ general meeting.

Where a sole shareholder and its concert party are interested in 30% or more in shares of the Company, the cumulative voting method shall be adopted when electing two (2) or more directors (including independent directors) and supervisors.

The cumulative voting mentioned above represents each share carrying voting rights corresponding to the number of directors or supervisors when they are elected at the shareholders’ general meeting, and the shareholders may exercise such voting rights collectively. The board of directors shall make an announcement to shareholders on the profile and basic information of the directors and supervisors to be elected.

Where a proposal in relation to election of directors or supervisors is passed at a shareholders’ general meeting, newly appointed directors and supervisors should assume their office immediately after the close of the relevant shareholders’ general meeting, or at such time as specified in the resolution of the relevant shareholders’ general meeting.

Article 96.

Except for the cumulative voting system, all resolutions proposed at the shareholders’ general meetings shall be voted separately, and for different motions on the same matter, voting will be conducted according to the time the motions are proposed. Other than special reasons such as force majeure, which results in the suspension of the shareholders’ general meeting or makes it impossible to vote on resolutions, the shareholders’ general meeting shall not set aside the motions and shall vote on them.

Article 97.

When considering a proposal at the shareholders’ general meeting, no amendment shall be made thereto. Otherwise, such amendment shall be treated as a new proposal and shall not be voted at such shareholders’ general meeting. The same voting right can only choose one of on-site, Internet or other voting methods. In the event of repeated voting of the same voting right, the first voting result shall prevail.

Article 98.

Before the voting of the proposals takes place at the shareholders’ general meeting, two (2) shareholder representatives shall be nominated to count the votes and scrutinise the vote-counting. If a shareholder has conflict of interests with the matter to be considered, the relevant shareholder and proxies shall not participate in counting the votes or scrutinising the vote-counting.

When resolutions are to be voted at the shareholders’ general meeting, the counting of votes and scrutinising of the voting-counting shall be conducted by one or more parties involving lawyers, shareholder representatives, supervisor representatives, the Company’s auditor, share registrar of Overseas-Listed Foreign-Invested Shares (H shares) or external auditors qualified to serve as the Company’s auditor. The voting results shall be announced during the meeting and the voting results shall be recorded in the minutes of the meeting.

Shareholders of the Company or their proxies who vote through the Internet or other means have the right to check their voting results through the corresponding voting system.

Article 99.	The following matters shall be resolved by ordinary resolutions at shareholders’ general meetings:

(1)	work reports of the board of directors and the supervisory committee;

(2)	profit distribution plans and loss recovery plans formulated by the board of directors;

(3)	election or removal of members of the board of directors and members of the supervisory committee, remuneration and manner of payment of such members;

(4)	annual budgets, final accounts and annual reports of the Company;

(5)	appointment or removal of an accountancy firm;

(6)	decisions on the Company’s business policies and investment plans;

(7)

matters other than those which are required by the laws, administrative regulations, departmental rules, relevant regulatory documents and the Securities Regulatory Authorities in the place where the Company’s shares are listed or by the Company’s Articles of Association to be adopted by special resolution.

Article 100.	The following matters shall be resolved by a special resolution at a shareholders’ general meeting:

(1)	the increase or reduction in share capital and the issue of shares of any class, warrants and other securities of a similar nature;

(2)	the issue of debentures by the Company;

(3)	the division, merger, dissolution and liquidation of the Company or change of corporate form of the Company;

(4)	amendment of the Company’s Articles of Association;

(5)	amendment to rights of shareholders of any class;

(6)	the consideration and approval of the Company’s share buy-back subject to approval by the shareholders’ general meeting;

(7)

the consideration and approval of matters relating to the Company’s purchases or disposals of material assets or the provision of guarantees within one (1) year, the transaction value of which are more than 30% of the latest audited total assets of the Company;

(8)	the consideration of the share incentive scheme;

(9)

any other matter resolved by way of an ordinary resolution by shareholders in general meeting which the shareholders consider may have a material impact on the Company and should be adopted by a special resolution;

(10)

other matters to be resolved by special resolutions as required by laws, administrative regulations, departmental rules, relevant regulatory documents and Securities Regulatory Authorities in the place where the Company’s shares are listed or the Articles of Association.

Article 101.

The shareholders’ general meetings shall be convened by the board of directors. The supervisory committee or shareholders may convene the shareholders’ general meeting on their own initiative, subject to the relevant requirements specified in these Articles of Association.

Independent directors have the right to propose to the board of directors to convene extraordinary general meetings. The board of directors shall reply in writing agreeing or disagreeing to convene an extraordinary general meeting within ten (10) days upon receipt of such proposal in accordance with the laws, regulations and the Articles of Association.

If the board of directors agrees to convene an extraordinary general meeting, notice to convene such meeting shall be issued within five (5) days after the resolution to convene an extraordinary general meeting is adopted by the board of directors. The board of directors shall provide reasons and announce them if it decides not to convene an extraordinary general meeting.

Article 102.

The supervisory committee has the right to propose to the board of directors to convene extraordinary general meetings and such proposal shall be made by way of written request(s). The board of directors shall reply in writing agreeing or disagreeing to convene an extraordinary general meeting within ten (10) days upon receipt of such proposal in accordance with the laws, administrative regulations and the Articles of Association.

If the board of directors agrees to convene an extraordinary general meeting, notice to convene such meeting shall be issued within five (5) days after the resolution to convene an extraordinary general meeting is adopted by the board of directors. Any changes to the original proposal in the notice require the consent of the supervisory committee.

If the board of directors decides not to convene an extraordinary general meeting or does not reply within ten (10) days upon receipt of such proposal, the board of directors will be deemed as unable or having failed to fulfill the obligation to convene shareholders’ general meetings and the supervisory committee may convene and preside over the meeting on its own.

Article 103.	Shareholders who request for the convening of an extraordinary general meeting or a class meeting shall comply with the following procedures:

(1)

The Requesting Shareholders may sign a written proposal requesting the board of directors to convene an extraordinary general meeting. The board of directors shall reply in writing agreeing or disagreeing to convene an extraordinary general meeting within ten (10) days upon receipt of such proposal in accordance with laws, regulations and the Articles of Association.

(2)

If the board of directors decides to convene an extraordinary general meeting, a notice to convene such meeting shall be issued within five (5) days after the resolution to convene an extraordinary general meeting is adopted by the board of directors. Any changes to the original proposal in the notice require the consent of the Requesting Shareholders.

(3)

If the board of directors decides not to convene an extraordinary general meeting or does not reply within ten (10) days upon receipt of such request, the Requesting Shareholders have the right to propose to the supervisory committee to convene an extraordinary general meeting by way of written request(s).

(4)

If the supervisory committee decides to convene an extraordinary general meeting, a notice to convene such meeting shall be issued within five (5) days upon receipt of such request. Any changes to the original proposal in the notice require the consent of the Requesting Shareholders.

(5)

If the supervisory committee does not issue the notice of the shareholders’ general meeting within the required period, it will be deemed as having failed to convene and preside over the shareholders’ general meeting, and shareholders individually or jointly holding 10% or more of the shares of the Company for ninety (90) consecutive days or more (the “Convening Shareholder”) have the right to convene and preside over the meeting on their own.

(6)

In the event where shareholders convene a shareholders’ general meeting on their own initiative, the Convening Shareholder must hold no lower than 10% of shares in the Company immediately before the resolution of such meeting is announced.

Article 104.

If the supervisory committee or shareholders decide to convene the shareholders’ general meeting on their own initiative, they shall notify the board of directors in writing and file with the branch office of the securities regulatory authorities of the State Council in the place where the Company locates, and the stock exchanges.

The supervisory committee and the Convening Shareholders shall provide the relevant evidencing materials to the relevant Securities Regulatory Authorities in the place where the Company locates, and the stock exchanges when issuing the notice convening the shareholders’ general meeting and making announcement of resolutions resolved at the shareholders’ general meeting.

With regard to the shareholders’ general meeting convened by the supervisory committee or shareholders on their own initiative, the board of directors and the secretary to the board of directors shall provide assistance. The board of directors shall provide the register of shareholders as at the record date for the registration of shareholding. If the board of directors fails to provide the register of shareholders, the convener may apply to the securities registration and clearing institution to obtain the same on the strength of the relevant announcement notifying the convening of the shareholders’ general meeting. The register of shareholders obtained by the convener may not be used for any purpose other than to hold the shareholders’ general meeting.

All reasonable expenses incurred by the supervisory committee or the shareholders in convening the shareholders’ general meeting on their own initiative shall be borne by the Company and shall be deducted from the sums owed by the Company to the defaulting directors.

Article 105.

The shareholders’ general meetings shall be convened by the board of directors and be presided over and chaired by the Chairperson of the board of directors; if the Chairperson of the board of directors is unable to or fails to perform such duty, the meeting shall be presided over and chaired by the director who has been designated by the Chairperson to exercise such powers on his/her behalf. If the Chairperson fails to perform his/her power and to designate other directors to exercise such powers on his/her behalf for any reason, a director can be jointly elected by half or more of the directors to preside over and chair the meeting. If no chairperson of the meeting has been so designated, shareholders present shall choose one (1) person to act as the chairperson of the meeting. If for any reason the shareholders fail to elect a chairperson, then the shareholder (including a proxy) holding the largest number of shares carrying the right to vote thereat shall be the chairperson of the meeting.

The shareholders’ general meeting convened by the supervisory committee on its own initiative shall be presided over and chaired by the chairperson of the supervisory committee. If the chairperson of the supervisory committee is unable or fails to perform his/her duties, the shareholders’ general meeting shall be presided over and chaired by a supervisor jointly nominated by half or more of the supervisors.

The shareholders’ general meeting convened by shareholders on their own initiatives shall be presided over and chaired by the representative nominated by the Convening Shareholder. If the chairperson of the shareholders’ general meeting breaches the rules of procedures, which renders shareholders’ general meeting unable to proceed, a person may be nominated at the shareholders’ general meeting to act as the chairperson and preside over the meeting subject to the consent of more than half of the shareholders with voting rights present at the shareholders’ general meeting, and continues the meeting.

When the shareholders’ general meeting is held, all the Company’s directors, supervisors and the secretary to the board of directors shall attend the meeting, and manager(s) and other senior management personnel shall attend the meeting as non-voting delegates.

Article 106.

The closing time of the shareholders’ general meeting shall not be earlier than that of such shareholders’ general meeting held via the Internet or other methods, and the chairperson of the meeting shall determine whether a resolution has been passed according to the voting results. His/her decision, which shall be final and conclusive, shall be announced at the meeting and recorded in the minute book.

Prior to the official announcement of the voting results, the companies, vote counting officers, scrutineers, substantial shareholders, network service providers and other parties involved in the shareholders’ general meeting site, the Internet and other voting methods shall have the obligation to keep the voting confidential.

Article 107.

If the chairperson of the meeting has any doubt as to the result of a resolution which has been put to vote at a shareholders’ meeting, he may have the votes counted. If the chairperson of the meeting has not counted the votes, any shareholder who is present in person or by proxy and who objects to the result announced by the chairperson of the meeting may, immediately after the declaration of the result, demand that the votes be counted and the chairperson of the meeting shall count the votes immediately.

Article 108.	If votes are counted at a shareholders’ general meeting, the result of the count shall be recorded in the minute book.

Such record and minutes, shareholders’ attendance lists and proxy forms shall be kept at the Company’s domicile.

Article 109.	Minutes of shareholders’ general meetings shall be prepared by the secretary to the board of directors. The minutes shall contain the following items:

(1)

the number of shareholders and their proxies attending the shareholders’ general meeting, their total number of voting shares and the percentage of the total number of shares of the Company they represent;

(2)	the venue, date, time, agenda of the meeting, and the name of the convener of the meeting;

(3)	the name of the chairperson of the shareholders’ general meeting, and the names of directors, supervisors, managers and other senior management personnel present at the meeting;

(4)	in respect of a resolution of a proposal submitted by a shareholder, the name and shareholding of such shareholder and contents of such proposal;

(5)	the discussions of each proposal, key points and the voting results;

(6)	details of the queries or recommendations from the shareholders and the corresponding responses or explanations;

(7)	the names of lawyers, vote counting officers and scrutineers;

(8)	other matters which shall be recorded in the minutes of the meeting in accordance with the Articles of Association.

Article 110.

The convener shall ensure that the minutes of the meeting shall be true, accurate and complete. The minutes of the meeting shall be signed by directors, supervisors, secretary to the board of directors, convener or its representatives and the chairperson of the meeting attending the meeting. The minutes together with the valid materials including the signature book of shareholders attending the meeting, the instrument of proxy and the voting via Internet and other methods shall be filed with the Company and shall be kept by the secretary to the board of directors in accordance with the filling management system of the Company. The minutes of the meeting shall be kept for at least ten (10) years from the date of the meeting.

Article 111.

Copies of the minutes of proceedings of any shareholders’ meeting shall, during business hours of the Company, be open for inspection by any shareholder without charge. If a shareholder requests for a copy of such minutes from the Company, the Company shall send a copy of such minutes to him within seven (7) days after receipt of reasonable fees by the Company.

Article 112.

The convener shall ensure that the shareholders’ general meeting continues until the final resolution has been made. If a shareholders’ general meeting is suspended or if it is unable to reach a resolution due to force majeure or other such special reasons, necessary measures shall be taken to resume the shareholders’ general meeting as soon as possible or the shareholders’ general meeting shall be directly adjourned and the same shall be announced in a timely manner. Meanwhile, the convener shall report the same to the branch office of the securities regulatory authorities of the State Council where the Company is domiciled and the stock exchanges.

Article 113.

The resolutions of the shareholders’ general meeting shall be announced promptly. Such announcement shall specify the number of shareholders and proxies present at the meeting, the total number of voting shares held by them, the percentage of such voting shares in relation to all the voting shares of the Company, the total number of shares required by the Securities Regulatory Authorities in the place where the Company’s shares are listed to abstain from voting in favor and/or abstain from voting (if any), whether shareholders required to abstain from voting have in fact abstained, the voting methods, the voting result of each proposal, and the identities of scrutineers for vote-counting.

If the proposal is not passed, or the resolution of the previous shareholders’ general meeting is changed at this shareholders’ general meeting, a special notice shall be made in the announcement of the resolution of the shareholders’ general meeting.

Article 114.	The Company shall engage lawyers to issue their legal opinions and make an announcement on the following issues during a shareholders’ general meeting:

(I)	whether the procedures relating to the convening and holding of such meeting comply with the laws, regulations and the Articles of Association;

(II)	the legality and validity of the qualifications of the attendees and the convener of the meeting;

(III)	the legality and validity of the voting procedures and voting results;

(IV)	legal opinions issued on other relevant matters as requested by the Company.

Article 115.

If a resolution on the distribution of a cash dividend, bonus shares or the capitalisation of the capital common reserve has been passed at a shareholders’ general meeting, the Company will implement such resolution within two (2) months after the conclusion of shareholders’ general meeting.

CHAPTER 9: SPECIAL PROCEDURES FOR VOTING BY

A CLASS OF SHAREHOLDERS

Article 116.	Class shareholders are those shareholders who hold different classes of shares.

Class shareholders shall enjoy rights and assume obligations in accordance with laws, administrative regulations and the Company’s Articles of Association.

Article 117.

Rights conferred on any class of shareholders may not be varied or abrogated save with the approval of a special resolution of shareholders in a general meeting and by holders of shares of that class at a separate meeting convened in accordance with Articles 119 to 123.

Where any changes in domestic and foreign laws, administrative regulations, departmental rules, relevant regulatory documents and the rules of the stock exchanges where the shares of the Company are listed, as well as decisions made under law by domestic and foreign regulatory authorities, lead to the change or abrogation of rights of class shareholders, no approval of class meeting would be required.

Article 118.	The following circumstances shall be deemed to be variation or abrogation of the rights attaching to a particular class of shares:

(1)

to increase or decrease the number of shares of that class, or to increase or decrease the number of shares of a class having voting or equity rights or privileges equal or superior to those of shares of that class;

(2)	to exchange all or part of the shares of that class for shares of another class, or to exchange or to create a right to exchange all or part of the shares of another class for shares of that class;

(3)	to remove or reduce rights to accrued dividends or rights to cumulative dividends attached to shares of that class;

(4)	to reduce or remove preferential rights attached to shares of that class to receive dividends or to the distribution of assets in the event that the Company is liquidated;

(5)	to add, remove or reduce conversion rights, election rights, voting rights, transfer or pre-emptive rights, or rights to acquire securities of the Company attached to shares of that class;

(6)	to remove or reduce rights to receive payment payable by the Company in particular currencies attached to shares of that class;

(7)	to create a new class of shares having voting or equity rights or other privileges equal or superior to those of the shares of that class;

(8)	to restrict the transfer or ownership of shares of that class or to increase the types of restrictions attaching thereto;

(9)	to allot and issue rights to subscribe for, or to convert the existing shares into, shares in the Company of that class or another class;

(10)	to increase the rights or privileges of shares of another class;

(11)	to restructure the Company in such a way so as to result in the disproportionate distribution of obligations between the various classes of shareholders;

(12)	to vary or abrogate the provisions of this Chapter.

Article 119.

Affected class shareholders, regardless of whether having the right to vote or not at shareholders’ general meetings, have the right to vote at class meetings in respect of matters concerning sub-paragraphs (2) to (8), (11) and (12) of Article 118, but interested shareholder(s) shall not be entitled to vote at such class meetings.

“(An) interested shareholder(s)”, as such term is used in the preceding paragraph:

(1)

in the case of a repurchase of shares by way of a general offer to all shareholders of the Company in the same proportion for all shareholders or by way of public dealing on a stock exchange pursuant to Article 34, an “interested shareholder” refers to a controlling shareholder within the meaning of Article 62 herein;

(2)	in the case of a repurchase of shares by an off-market agreement pursuant to Article 34, an “interested shareholder” refers to a shareholder to whom the proposed agreement relates;

(3)

in the case of a restructuring of the Company, an “interested shareholder” refers to a shareholder who assumes a relatively lower proportion of obligation than the obligations imposed on shareholders of that class under the proposed restructuring or who has an interest in the proposed restructuring different from the general interests of the shareholders of that class.

Article 120.

Resolutions of a class of shareholders shall be passed by votes representing two- thirds or more of the voting rights of shareholders of that class represented at the relevant meeting who, according to Article 119, are entitled to vote thereat.

Article 121.

In the event that the Company convenes a class meeting, the notice period for despatching written notice of such class meeting shall be the same as the notice period convening a non-class meeting as scheduled together with such class meeting. The written notice containing the matters to be considered at the meeting, the date and the place of the meeting shall be given to that class of shareholders whose names appear on the shareholders’ register.

Article 122.	Notice of class meetings need only be served on shareholders entitled to vote thereat.

To the extent possible class meetings shall be conducted in a manner similar to shareholders’ general meetings. The provisions of the Company’s Articles of Association relating to the conduct of shareholders’ general meetings shall also apply to class meetings.

Article 123.	Apart from the holders of other classes of shares, the holders of the A Shares and holders of Overseas-Listed Foreign-Invested Shares shall be deemed to be holders of different classes of shares.

The special procedures for approval by a class of shareholders shall not apply in the following circumstances:

(1)

where the Company issues, upon the approval by special resolution of its shareholders in a general meeting once every twelve (12) months, either separately or concurrently, not more than 20% of each of its issued and outstanding A Shares and Overseas-Listed Foreign-Invested Shares that has been issued; or

(2)

where the Company ’ s plan to issue A Shares and Overseas-Listed Foreign-Invested Shares at the time of its establishment is carried out within fifteen (15) months from the date of approval of the securities authority of the State Council.

CHAPTER 10: BOARD OF DIRECTORS

Article 124.

The Company shall have a board of directors; the board of directors shall be accountable to the shareholders’ general meeting. The board of directors shall consist of twelve (12) directors, of which four (4) shall be independent directors (representing directors who are independent from the Company’s shareholders and do not hold any positions within the Company).

The board of directors shall have one (1) Chairperson.

The board of directors shall have an audit committee, and where necessary, remuneration, nomination and other specialised committees may be established. Special committees (or “specialised committees”) shall be accountable to the board of directors, perform duties in accordance with the Articles of Association and the authorisation of the board of directors and submit proposals for the consideration and decision of the board of directors. All members of specialised committees shall be comprised of directors, among which independent directors shall be the majority and act as the convener in the audit, nomination and remuneration committees, and the convener of the audit committee shall be a person specialised in accountancy. The board of directors shall be accountable to the formulation of working procedures of specialised committees to regulate their operations.

Article 125.

The board of directors shall formulate the rules of procedures of the board of directors, so as to ensure the board of directors implements the resolutions adopted at the shareholders’ general meeting, improves work efficiency and ensures scientific decision-making. The rules of procedures of the board of directors formulated by the board of directors shall be approved at the shareholders’ general meeting.

Article 126.

Directors shall be elected or replaced at the shareholders’ general meeting for a term of three (3) years. At the expiry of a director’s term, the director may stand for re-election and reappointment for a further term. However, independent directors shall not serve for more than six (6) consecutive years.

The term of a director shall be calculated from the date upon which the director assumes office to the expiry of the current board of directors. If the term of office of a director expires but re-election is not made responsively, the said director shall continue fulfilling the duties as director pursuant to laws, administrative regulations, departmental rules, relevant regulatory documents, the rules of the stock exchanges where the shares of the Company are listed and provisions of the Articles of Association until a newly elected director assumes office.

The board of directors and the shareholders holding, individually or collectively,

3% or more of the issued shares of the Company may nominate director (other than independent director) candidates.

The board of directors, the supervisory committee and the shareholders holding, individually or collectively, 1% or more of the issued shares of the Company may propose independent director candidates, which is subject to the election and decision of the shareholders’ general meeting.

The minimum period during which written notice given to the Company of the intention to propose a person for election as a director, and during which written notice to the Company by such person of his/her willingness to be elected may be given, will be at least 7 days. Such period will commence no earlier than the day after the despatch of the notice of the meeting for the purpose of considering such election and shall end no later than 7 days prior to the date of such meeting.

Nine (9) members of the first session of the board of directors shall be nominated by the promoters of the Company and elected at the Company’s inaugural meeting. The number of directors elected for each subsequent session of the board of directors shall not be less than that stipulated in Article 124 or more than the maximum determined at the shareholders’ general meeting by an ordinary resolution. Where the number of directors elected by voting exceeds the maximum number of directors proposed, directors shall be appointed according to the maximum number proposed and on the basis that those who get the highest votes shall be appointed.

Subject to compliance with all relevant laws and administrative regulations, the shareholders’ general meeting may by ordinary resolution remove any director prior to the expiration of such director’s term of office. However, such director’s right to claim for damages pursuant to any contract due to his/her loss of office shall not be affected.

The Chairperson shall be elected and removed by more than half of all of the members of the board of directors. The term of office of each of the Chairperson is three (3) years. The Chairperson may stand for re-election and may be elected for a further term.

The external directors shall have sufficient time and necessary knowledge and ability to perform their duties. When an external director performs his/her duties, the Company must provide necessary information and independent directors may directly report to the shareholders’ meeting, the securities regulatory authority under the State Council and other relevant departments.

The executive directors shall handle matters as authorised by the board of directors.

The directors shall not be required to hold shares in the Company.

Article 127.

The directors may, before the expiration of the term of office, tender their resignations; they shall submit their resignation report in writing to the board of directors. The board of directors will disclose the relevant situation within two (2) trading days.

If the membership of the board of directors falls lower than the quorum as a result of the resignation of a director, the original director shall, before the re-elected director takes his/her office, perform the duties as director in accordance with laws, administrative regulations, departmental rules, relevant regulatory documents, the rules of the stock exchanges where the shares of the Company are listed and provisions of the Articles of Association. Except for the situation that the membership of the board of directors falls lower than the quorum as a result of the resignation of a director set out in this Article, the resignation of the director shall take effect once the resignation report is served to the board of directors unless a later resignation effective date is specified in the resignation report.

If any director fails to attend the meetings of the board of directors in person or by proxy for two (2) consecutive times, the said director shall be deemed incapable of performing his/her duties, and the board of directors shall suggest that the shareholders’ general meeting remove the said director.

Article 128.	The board of directors is accountable to the shareholders in general meeting and exercises the following functions and powers:

(1)	to be responsible for the convening of the shareholders’ general meetings and to report on its work to the shareholders in general meeting;

(2)	to implement the resolutions passed by the shareholders in general meeting;

(3)	to determine the Company’s business plans and investment proposals;

(4)	to formulate the Company’s annual financial budgets and final accounts;

(5)	to formulate the Company’s profit distribution proposal and loss recovery proposal;

(6)

to formulate the Company’s debt and financial policies, proposals for the increase or reduction of the Company’s registered capital, for the issuance of the Company’s debentures or other securities, and for public offering;

(7)	to draw up the Company’s material acquisition and disposal proposals, purchase of the Company’s shares and plans for the merger, division or dissolution of the Company or change of corporate form;

(8)

to determine the matters such as the external investments, acquisitions and disposals of assets, pledge of assets, external guarantees, entrusted financial management product and related-party transactions;

(9)	to decide on the Company’s internal management structure;

(10)

to appoint or remove the Company’s general manager and to appoint or remove the deputy general managers, and financial deputy general manager and other senior management personnel of the Company based on the recommendations of the general manager; to appoint or remove the secretary of the board of directors, and to decide on the remuneration and the awards and penalties of persons above;

(11)	to formulate proposals for amendment of the Company ’ s Articles of Association;

(12)	to formulate the basic management structure of the Company;

(13)	to manage information disclosures of the Company;

(14)	to propose at the shareholders’ general meetings for appointment or replacement of an accountancy firm to conduct an audit for the Company;

(15)	listening to the work report of the general manager of the Company and examining the work thereof;

(16)

except matters that the Company Law and these Articles of Association require to be resolved by the shareholders in general meeting, to decide on other material and administrative matters of the Company and to execute other material agreements;

(17)	to perform any other functions or exercise any other powers conferred by the shareholders in general meeting or these Articles of Association.

Other than the board of directors’ resolutions in respect of the matters specified in sub-paragraphs (6), (7) and (11) of this Article, which shall be passed by the affirmative vote of two-thirds or more of all the directors, the board of directors’ resolutions in respect of all other matters may be passed by the affirmative vote of half or more of the directors.

Article 129.

Prior to making decisions on material issues of the Company, the board of directors shall seek advice from the Party organisations. When the board of directors appoints senior management personnel of the Company, the Party organisations shall consider and provide comments on the candidates for management positions nominated by the board of directors or the general manager, or recommend candidates to the board of directors and/or the general manager.

Article 130.

The board of directors of the Company shall make explanations to the shareholders’ general meeting in relation to the non-standard audit opinions expressed by the certified public accountants in the financial reports of the Company.

Article 131.

Any related-party transactions between the Company and its related parties that are required to be submitted to the board of directors for its deliberation in accordance with laws, administrative regulations, relevant regulatory documents, the rules of the stock exchange where the Company’s shares are listed, the Articles of Association and other corporate governance documents, shall be approved by the board of directors.

The director, affiliated with companies involved in matters resolved by the Board meeting, shall not exercise his/her own voting rights on such resolutions, or represent other directors to do so. A meeting of the board of directors may be held with the presence of more than half of all the non-related directors. A resolution adopted at such a meeting shall be passed by more than half of all the non-related directors. If the number of non-related directors present is less than three (3), the matter shall be submitted to the shareholders’ general meeting for deliberation.

The Company’s material related-party transactions shall be disclosed in accordance with relevant laws, regulations and relevant requirements of the Securities Regulatory Authorities in the place where the Company’s shares are listed.

Article 132.

The board of directors shall not, without the prior approval of shareholders in a general meeting, dispose or agree to dispose of any fixed assets of the Company where the aggregate of the amount or value of the consideration for the proposed disposition, and the amount or value of the consideration for any such disposition of any fixed assets of the Company that has been completed in the period of four (4) months immediately preceding the proposed disposition, exceeds 33% of the value of the Company’s fixed assets as shown in the latest balance sheet which was tabled at a shareholders’ general meeting.

For the purposes of this Article, a “disposition” includes an act involving the transfer of an interest in assets but does not include the pledging of fixed assets as guarantee.

The validity of a disposition by the Company shall not be affected by any breach of the first paragraph of this Article.

Before the board of directors makes a decision on market development, merger and acquisition, investment in new areas, etc., in relation to projects involving an investment amount or asset value of the acquisition or merger amounting to 10% or more of the total assets of the Company, an independent consulting agency shall be engaged to provide its professional opinions which shall form an important basis of the decisions of the board of directors.

Article 133.	The Chairperson of the board of directors shall exercise the following powers:

(1)

to preside over shareholders’ general meetings, to convene and preside over meetings of the board of directors and to arrange the chairperson of the specialised committees under the board of directors (or the convener) to answer questions at the shareholders’ general meeting, and if the chairperson of the specialised committees under the board of directors (or the convener) is absent, other members of the specialised committee shall answer questions on his/her behalf;

(2)	to organise the implementation of the duties of the board of directors and to check on the implementation status of resolutions passed by the board of directors at its meetings;

(3)	to sign the securities certificates issued by the Company, important documents of the board of directors and other documents signed by the legal representative of the Company;

(4)	to exercise other powers conferred by the board of directors.

When the Chairperson is unable to exercise his/her powers, such powers shall be exercised by the director who has been designated by the Chairperson to exercise such powers on his/her behalf. If the Chairperson fails to perform his/her power and to designate other directors to exercise such powers on his/her behalf for any reason, a director can be jointly elected by half or more of the directors to perform such powers on the Chairperson’s behalf.

Article 134.

Meetings of the board of directors shall be held at least twice every year and shall be convened by the Chairperson of the board of directors. All of the directors and supervisors should be notified about the meeting ten (10) days beforehand. The Chairperson shall convene the extraordinary meeting of the board of directors within ten (10) days under the one of the following circumstances:

(1)	upon request by the shareholders representing 10% or more voting rights;

(2)	upon request by the Chairperson;

(3)	upon joint request by one-third or more of the directors;

(4)	upon joint request by half or more of the independent directors;

(5)	upon request by the supervisor committee;

(6)	upon request by the general manager of the Company;

(7)

when other circumstances are required by laws, administrative regulations, departmental rules, relevant regulatory documents, the rules of the stock exchanges where the shares of the Company are listed and provisions of the Articles of Association.

When the board of directors convenes an extraordinary meeting of the board of directors, the board of directors shall announce the notice within five (5) days prior to the meeting. In urgent cases where there is a need to convene an extraordinary meeting of the board of directors as soon as possible, the notice convening the meeting may be given at any time, but the convener shall make an explanatory statement at the meeting.

Article 135.	Notice of meetings of the board of directors shall be delivered as follows:

(1)

The notice of the meeting shall be served to the directors by telex (including emails), by telegram, by fax, by express courier service or by registered mail or in person, unless otherwise provided for in Article 134.

(2)

Notice of meetings may be served in Chinese, with an English translation attached thereto when necessary, and in each case accompanied by a meeting agenda. A director may waive his/her right to receive notice of a board meeting.

(3)	The notice of the meeting of the board of directors shall include the following contents:

1.	the date and venue of the meeting;

2.	the duration of the meeting;

3.	the issues and proposals;

4.	the date of issuing the notice.

Article 136.

In strict compliance with the required procedures, all executive and external directors must be notified about the material matters that must be decided by the board of directors within the time limit stipulated in Article 134, and sufficient materials must be provided at the same time. Directors may request for supplementary information. If one-fourth or more of the total number of directors or two or more external directors consider that the materials provided are not sufficient or the supporting arguments are not clear, they may jointly propose to postpone the meeting or postpone the discussion of certain matters on the agenda of the meeting and the board of directors shall accept such proposal.

Notice of a meeting shall be deemed to have been given to any director who attends the meeting and does not protest against, before or at its commencement, any lack of notice.

Article 137.

Unless otherwise provided in the Articles of Association, a board of directors meeting shall only be convened if more than half of the board of directors are present (including any directors appointed pursuant to Article 138 to attend the meeting as the representatives of other directors). Each director has one (1) vote. All resolutions require the affirmative votes of more than half of all the board of directors in order to be passed. In the case of equal number of votes for and against a resolution, the Chairperson of the board of directors is entitled to cast one (1) more vote.

Article 138.

Directors shall attend the meetings of the board of directors in person. Where a director is unable to attend a meeting for any reason, he may by a written power of attorney appoint another director to attend the meeting on his/her behalf (however, if an independent director is unable to attend the meeting in person, he/she shall authorise another independent director to attend the meeting on his/her behalf). The power of attorney shall set out the name of the proxy, entrusted matters, the scope of the authorisation and the effective period, and shall be signed or sealed by the appointing director.

A director appointed as the representative of another director to attend the meeting shall exercise the rights of a director within the scope of authority conferred by the appointing director. Where a director is unable to attend a meeting of the board of directors and has not appointed the representative to attend the meeting on his/her behalf, he shall be deemed to have waived his/her right to vote at the meeting.

Expenses incurred by a director for attending a meeting of the board of directors shall be paid by the Company. These expenses include the costs of transportation between the premises of the director and the venue of the meeting in different cities and accommodation expenses during the meeting. Rent of the meeting place, local transportation costs and other reasonable out-of-pocket expenses shall be paid by the Company.

Article 139.

A board of directors meeting shall be held by way of physical meeting in principle. In circumstances where opinions of directors are sufficiently conveyed, a board of directors meeting may, with the approval of the convener (moderator) and proposer, adopt the forms of video conference or teleconference or deliberation in writing, and may also adopt the forms of physical meeting and other forms simultaneously if necessary.

Where the meeting is not held by way of physical meeting, the number of the directors who attend the meeting shall be counted according to directors present via video conference or directors proposing comments in the conference calls or faxes or emails and other written certificate documents actually received within a prescribed time limit.

Where a board of directors meeting is held via video or telephone, it shall be ensured that directors at the meeting can hear others clearly and communicate with others normally.

The voting methods at a meeting of the board of directors are as follows: vote by poll in writing or vote by a show of hands (or voice vote). Each director has one vote. The meeting held by way of physical meeting shall adopt the method of voting by poll in writing or voting by a show of hands (or voice vote). The meeting held via video or telephone may adopt the method of voting by a show of hands (or voice vote), but directors who attend the meeting shall record the vote in writing as soon as possible, and the directors’ voting by a show of hands (or voice vote) shall have the same effect with the vote in writing; however, if the certificate of the vote in writing (if any) is inconsistent with the voting opinion expressed by vote by a show of hands (or voice vote) during the meeting held via video or telephone, the voting opinion expressed during the meeting held via video or telephone shall prevail. A meeting held by way of written resolutions shall adopt the method of voting by poll in writing, and directors who vote shall fulfill relevant signing procedures within the valid period stated in the notice of the meeting.

Article 140.

The board of directors shall keep minutes of matters considered and resolutions passed at meetings of the board of directors in Chinese. The minutes of the meetings of board of directors shall include the followings:

(1)	the date and venue of the meeting and the name of the convener;

(2)	the names of the directors present and names of directors (proxy) being appointed to attend the meeting of board of directors on other’s behalf;

(3)	the agenda of the meeting;

(4)	the main points of directors’ speeches;

(5)	the voting method and result of each resolution (the voting result shall specify the number of votes for, against or abstention).

Opinions of the independent directors shall be clearly stated in the resolutions of the board of directors. The minutes of each board meeting shall be provided to all the directors promptly. Directors who wish to amend or supplement the minutes shall submit the proposed amendments to the Chairperson in writing within one (1) week after receipt of the meeting minutes. After the minutes have been finalised, they shall be signed by the directors present at the meeting and by the person who recorded the minutes. The minutes of board meetings shall be kept at the registered address of the Company in the PRC and a complete copy of the minutes shall be promptly sent to each director. Minutes of the meetings of board of directors shall be kept by the secretary of the board of directors and filed with the Company for at least ten (10) years from the date of the meeting.

The directors shall be liable for the resolutions of the board of directors. If a resolution of the board of directors violates the laws, administrative regulations or the Company’s Articles of Association and the Company suffers serious losses as a result, the directors who participated in the passing of such resolution are liable to compensate the Company therefore such losses. However, if it has been proven that a director expressly objected to the resolution when the resolution was voted on, and that such objection was recorded in the minutes of the meeting, such director may be released from such liability.

Article 141.

In the absence of specification in the Articles of Association or legitimate authorisation by the board of directors, no director shall act in his/her personal capacity on behalf of the Company or the board of directors. When a director acts in his/her personal capacity, but a third party may reasonably believe that the director is representing the Company or the board of directors, that director shall declare his/her stance and identity in advance.

CHAPTER 11: SECRETARY OF THE BOARD OF DIRECTORS

Article 142.	The Company shall have one (1) secretary of the board of directors. The secretary shall be a senior management personnel of the Company.

Where necessary, the board of directors may establish a secretarial office of the board of directors.

Article 143.	The secretary of the Company’s board of directors shall be a natural person who has the requisite professional knowledge and experience, and shall be appointed by the board of directors.

The main tasks of the secretary of the board of directors include:

(1)

to assist the directors in the day-to-day work of the board of directors, to continuously provide the directors with, to remind the directors of and to ensure that the directors understand the regulations, policies and requirements of the foreign and domestic regulatory authorities on the operation of the Company, to assist the directors and the general manager to effectively implement relevant foreign and domestic laws, regulations, the Company’s Articles of Association and other relevant regulations when carrying out their duties;

(2)

to be responsible for the organisation and preparation of documents for board meetings and shareholders’ meetings, to take proper meeting minutes, to ensure that the resolutions passed at the meetings comply with statutory procedures and to be knowledgeable about the implementation of the resolutions of the board of directors;

(3)	to be responsible for t he or ganisa t ion and coo r din at ion of in format ion disclosure, to coordinate the relationship with investors and to increase transparency of the Company;

(4)	to participate in the structuring of financing through the capital markets;

(5)	to deal with intermediaries, regulatory authorities and media, and to maintain good public relations.

Article 144.

A director or other senior management personnel of the Company may also act as the secretary of the board of directors. Accountants of the accountancy firm which has been appointed by the Company to act as its auditors shall not act as the secretary of the board of directors.

Where the office of secretary is held concurrently by a director, and an act is required to be done by a director and a secretary separately, the person who holds the office of director and secretary may not perform the act in a dual capacity.

Article 145.	The secretary of the board of directors shall diligently exercise his duties in accordance with the relevant provisions of these Articles of Association.

The secretary of the board of directors shall assist the Company in complying with the relevant PRC laws and the rules of the securities exchange on which the shares of the Company are listed.

CHAPTER 12: GENERAL MANAGER

Article 146.

The Company shall have a general manager who shall be appointed or dismissed by the board of directors. The term of office of a general manager shall be three (3) years and he may serve consecutive terms if re-elected.

The Company shall have several deputy general managers, and financial deputy general manager who shall assist the general manager. The deputy general managers and financial deputy general manager shall be nominated by the general manager and appointed or dismissed by the board of the directors. Unless otherwise specified, in the Articles of Association, “general manager” refers to the president, “deputy general manager” refers to the vice executive president, and “deputy financial manager” refers to the chief financial officer.

A member of the board of directors may act concurrently as the general manager or deputy general manager. Any person who holds administrative positions other than directors and supervisors in the Company’s corporate controlling shareholder shall not serve as senior management personnel of the Company, unless otherwise required by the governing authorities or Securities Regulatory Authorities.

Article 147.	The general managers shall formulate the working rules for general managers which shall be implemented upon the approval of the board of directors.

The working rules for general managers consist of the following contents:

(1)	the conditions to convene, procedures for and participants of meetings of general managers;

(2)	specific duties and respective works for each of general managers, deputy general managers, financial deputy general manager and other senior management personnel;

(3)	the Company’s funds, assets utilisation, the authority of entering into significant contracts, and the system for reporting to the board of directors and the supervisory committee;

(4)	other matters considered necessary by the board of directors.

Article 148.	The general manager shall be accountable to the board of directors and shall exercise the following functions and powers:

(1)	to be in charge of the Company’s production, operation and management and to organise the implementation of the resolutions of the board of directors, and to report works to the board of directors;

(2)	to organise the implementation of the Company’s annual business plan and investment proposal;

(3)	to devise the establishment of the Company’s internal management structure;

(4)	to devise the Company’s basic management system;

(5)	to formulate basic rules and regulations of the Company;

(6)	to propose the appointment or dismissal of the deputy general managers and financial deputy general manager of the Company;

(7)	to appoint or dismiss management personnel other than those required to be appointed or dismissed by the board of directors;

(8)	other powers conferred by the Company’s Articles of Association and the board of directors.

Article 149.

The general manager who is not a director shall be entitled to attend meetings of the board of directors and receive the notice of meeting and the relevant documents. The general manager who is not a director does not have any voting rights at board meetings.

Article 150.

In performing their duties and exercising their powers, the general manager, the deputy general managers and the financial deputy general manager shall not depart from the resolutions of the shareholders’ general meetings or the board of directors, or exceed their respective authority.

Article 151.

In performing their duties and powers, the general manager, the deputy general managers and the financial deputy general manager shall act honestly and diligently and in accordance with laws, administrative regulations and the Company’s Articles of Association.

Article 152.

The general manager, the deputy general managers, the financial deputy general manager and other senior management personnel who wish to resign shall give a three-month written notice to the board of directors. Department managers who wish to resign shall give a two-month written notice to the general manager. The specific procedures and manners of such resignation shall be provided under the employment contract between the aforementioned persons and the Company.

CHAPTER 13: SUPERVISORY COMMITTEE

Article 153.

The Company shall have a supervisory committee. The supervisory committee is a permanent supervisory body of the Company responsible for supervising the board of directors and its members, the general manager, deputy general managers, financial deputy general manager and other senior management personnel of the Company to prevent them from abusing their powers and infringing the legitimate rights and interests of the shareholders, the Company and its employees.

Article 154.

The supervisory committee shall formulate the rules of procedures of the supervisory committee to specify the rules of procedures and voting procedures, so as to ensure the working efficiency and ensure logical decision-making of the supervisory committee.

Article 155.	The supervisory committee shall compose of five (5) supervisors including one external supervisor (hereinafter meaning supervisors who do not hold office in the Company).

The supervisory committee shall have one (1) chairperson. Each supervisor shall serve for a term of three (3) years, which is renewable upon re-election and re- appointment. Where no new appointment is made upon expiration of the term of office of a supervisor or a supervisor tenders his/her resignation during his/her term of office resulting in the number of members of the supervisory committee being lower than a quorum, the original supervisor shall, before the newly elected supervisors assume their posts, continue to perform his/her duties as a supervisor in accordance with laws, administrative regulations, departmental rules, relevant regulatory documents, the rules of the stock exchanges where the shares of the Company are listed and the Articles of Association.

The election or removal of the chairperson of the supervisory committee shall be determined by the affirmative votes of two-thirds or more of the members of the supervisory committee.

The chairperson of the supervisory committee shall organise the implementation of the duties of the supervisory committee.

Article 156.	A supervisor may resign before the expiration of his/her term of office. The provisions on the resignation of directors in the Articles of Association also apply to supervisors.

Article 157.

The supervisory committee shall comprise three (3) supervisors who represent the shareholders (hereinafter including those qualified as external supervisors) and two (2) supervisors who shall represent the employees. Supervisors who represent the shareholders shall be elected or removed by the shareholders in general meetings, and the supervisor who represents employees shall be elected or removed by the employees via an employees’ representative meeting or employees’ meeting or other forms of democratic election.

The supervisory committee and the shareholders holding, individually or collectively, 3% or more of the issued shares of the Company may nominate candidates for supervisors representing shareholders.

Where necessary, the supervisory committee may establish an office responsible for the day-to-day work of the supervisory committee.

Article 158.	The directors, the general manager, the deputy general managers and the financial deputy general manager of the Company shall not act concurrently as supervisors.

Article 159.

Meetings of the supervisory committee shall be held at least once every six (6) months, and shall be convened and chaired by the chairperson of the supervisory committee. If the chairperson of the supervisory committee is unable or fails to perform his/her duties, meetings of the supervisory committee shall be presided over and chaired by a supervisor jointly nominated by half or more of the supervisors.

The notice of the supervisor committee’s meeting shall be served to all supervisors within ten (10) days prior to the convening of the meeting. The required period of notice may be waived upon unanimous consent of all the supervisors in writing. The notice of the supervisory committee meeting shall include the following contents:

(1)	the date of the meeting;

(2)	the venue and duration of the meeting;

(3)	reasons and agendas;

(4)	the date of issuing of the notice.

The notice of the supervisor committee’s meeting shall be served by telex (including emails), by telegram, by fax, by express courier service or by registered mail or in person.

Supervisors may propose to hold an extraordinary meeting of the supervisory committee. Notice of such meeting shall be given to each supervisor five (5) days before the meeting is convened. In urgent cases where there is a need to convene an extraordinary meeting of the supervisory committee as soon as possible, the notice convening the meeting may be given at any time, but the convener shall make an explanatory statement at the meeting.

Article 160.	The supervisory committee shall be accountable to the shareholders in general meeting and shall exercise the following functions and powers in accordance with the law:

(1)	to review the Company’s financial position;

(2)

to supervise the performance of the directors, general manager and other senior management personnel of their duties and propose the removal of such directors and senior management personnel who act in contravention of any law, administrative regulation or the Company’s Articles of Association or the resolutions of the shareholders’ general meetings;

(3)

to require any director, general manager, deputy general manager or other senior management personnel who acts in a manner which violates relevant laws, administrative regulations and the provisions of the Company’s Articles of Association or is harmful to the Company’s interest to rectify such behaviour;

(4)

to check the financial information such as the financial report, business report and plans for distribution of profits to be submitted by the board of directors to the shareholders’ general meetings and to authorise, in the Company’s name, publicly certified accountants and practising auditors to assist in the re-examination of such information should any doubt arise in respect thereof;

(5)	to review the regular reports of the Company prepared by the board of directors and submit written comments thereon;

(6)

to propose to convene an extraordinary general meeting, convene and preside over shareholders’ general meeting when the board of directors fails to convene and preside over such meeting pursuant to the Company Law;

(7)	to submit proposals to the shareholders’ general meetings;

(8)	to represent the Company in negotiations with or in bringing actions against a director in accordance with the requirements of the Company Law;

(9)

to conduct investigation if any abnormal conditions are identified in the business operations of the Company, and may engage an accountancy firm, law firm and other professional institutions to assist in the investigation if necessary;

(10)

other functions and powers specified in the relevant laws, administrative regulations, departmental rules, relevant regulatory documents and the rules of the stock exchanges where the shares of the Company are listed and the Company’s Articles of Association.

The supervisory committee may provide its opinions on the appointment of accountancy firm by the Company, and may appoint another accountancy firm in the name of the Company when necessary to independently examine financial affairs of the Company, and may directly report relevant information to the securities supervisory and management authorities of the State Council and other relevant authorities.

External supervisors shall report independently to the shareholders’ meeting on whether the senior management personnel have performed their duties honestly and diligently.

Supervisors may attend meetings of the board of directors as observers, and propose questions or suggestions to the resolutions of the board of directors.

Article 161.

Supervisors are obliged to attend meetings of the supervisory committee in person. If any supervisor cannot attend a meeting of the supervisory committee for any reason, he/she may authorise in writing another supervisor to act on his/her behalf.

The power of attorney shall specify the name of the proxy, the matters delegated, and limits of authority and term of authorisation, and shall bear the signature or seal of the appointer. The proxy supervisor attending the meeting shall exercise rights as granted by the principal.

If a supervisor fails to attend a meeting of the supervisory committee in person or by proxy, the said supervisor shall be deemed as having waived his/her right to vote at the meeting.

Article 162.

No meeting of the supervisory committee may be held unless more than half of the supervisors are present. Resolutions of the supervisory committee shall be passed by the affirmative vote of two-thirds or more of all of its members.

Article 163.

A meeting of the supervisory committee shall be convened by way of physical meeting in principle. In circumstances where opinions of supervisors are sufficiently conveyed, a meeting of the supervisory committee may, with the approval of the convener (moderator) and the proposer, adopt the forms of video conference or teleconference or deliberation in writing, and may also adopt the forms of physical meeting and other forms simultaneously if necessary.

Where the meeting is not held by way of physical meeting, the number of the supervisors who attend the meeting shall be counted according to supervisors present via video conference or supervisors proposing comments in the conference call or faxes or emails and other written certificate documents actually received within a prescribed time limit.

Where a meeting of the supervisory committee is held via video or telephone, it shall be ensured that supervisors at the meeting can hear others clearly and communicate with others in an ordinary manner.

The voting methods at a meeting of the supervisory committee are as follows: vote by poll in writing or vote by a show of hands (or voice vote). Each supervisor has one (1) voting right. The meeting held by way of physical meeting shall adopt the method of voting by poll in writing or voting by a show of hands (or voice vote). The meeting held via video or telephone may adopt the method of voting by a show of hands (or voice vote), but supervisors who attend the meeting shall record the vote in writing as soon as possible, and the supervisors’ voting by a show of hands (or voice vote) shall have the same effect with the vote in writing; however, if the certificate of the vote in writing (if any) is inconsistent with the voting opinion expressed by vote by a show of hands (or voice vote) during the meeting held via video or telephone, the voting opinion expressed during the meeting held via video or telephone shall prevail. A meeting held by way of written resolutions shall adopt the method of voting by poll in writing, and supervisors who vote shall fulfill relevant signing procedures within the valid period stated in the notice of the meeting.

Article 164.	The supervisory committee shall prepare minutes of the meetings of the supervisory committee and such minutes shall be signed by the supervisors and the recorder present at the meeting.

Supervisors are entitled to require explanatory records of their comments made at that meeting in the minutes. Minutes of the meetings of the supervisory committee shall be kept for at least ten (10) years from the date of the meeting.

Article 165.

All reasonable fees incurred in respect of the employment of professionals (such as lawyers, certified public accountants and practising auditors) for the exercise of the supervisory committee’s functions and powers shall be borne by the Company.

Article 166.

A supervisor shall carry out his/her duties honestly and faithfully in accordance with laws, administrative regulations and the Company’s Articles of Association, and shall not abuse their powers by taking bribes or receiving other illegal income and misappropriate the assets of the Company.

Supervisors shall ensure that the information disclosed by the Company is true, accurate and complete.

Supervisors shall not use their affiliation to jeopardise the interests of the Company. Any supervisor who causes losses to the Company shall be liable for such losses.

CHAPTER 14: THE QUALIFICATIONS AND DUTIES OF THE DIRECTORS,

SUPERVISORS, GENERAL MANAGER AND

OTHER SENIOR MANAGEMENT PERSONNEL OF THE COMPANY

Article 167.	A person may not serve as a director, supervisor, general manager or any other senior management personnel of the Company if any of the following circumstances apply:

(1)	a person who does not have or who has limited capacity for civil conduct;

(2)

a person who has been sentenced for corruption, bribery, infringement of property rights or misappropriation of property or other crimes which disrupt the social economic order, where less than a term of five (5) years has lapsed since the sentence was fully served, or a person who has been deprived of his/ her political rights and less than a term of five (5) years has lapsed since the sentence was fully served;

(3)

a person who is a former director, factory manager or general manager of a company or enterprise which has been dissolved or put into liquidation and who was made personally liable for such dissolution or liquidation, and where less than three (3) years have lapsed since the date of completion of the insolvent liquidation of the company or enterprise;

(4)

a person who is a former legal representative of a company or enterprise the business licence of which was revoked or ordered to be closed due to violation of law and who are personally liable therefor, where less than three (3) years have elapsed since the date of the revocation of the business licence;

(5)	a person who has a relatively large amount of debts which have become overdue;

(6)	a person who is currently undergoing investigation by judicial organs for violation of criminal law;

(7)	a person who, according to laws and administrative regulations, cannot act as a leader of an enterprise;

(8)	a person other than a natural person;

(9)

a person who has been convicted by the competent authority for violation of relevant securities regulations and such conviction involves a finding that such person has acted fraudulently or dishonestly, and where less than five (5) years have lapsed from the date of such conviction;

(10)	a person currently subject to restriction from entering into the securities market by the China Securities Regulatory Commission;

(11)	other contents required by the laws, administrative regulations, departmental rules and relevant regulatory documents.

If an election, appointment or engagement of a director, supervisor or senior management personnel takes place in contravention of this Article, such election, appointment or engagement shall be invalid. If a director, supervisor or senior management personnel falls into any of the circumstances provided in this Article during his/her term of office, the Company shall terminate his/her office.

Article 168.

The validity of an act carried out by a director, the general manager, and other senior management personnel of the Company on behalf of the Company as against a bona fide third party acting in good faith, shall not be affected by any irregularity in his office, his election or any defect in his qualification.

Article 169.

In addition to the obligations imposed by laws, administrative regulations or the listing rules of the stock exchange on which shares of the Company are listed, each of the Company’s directors, supervisors, general manager and other senior management personnel owes a duty to each shareholder, in the exercise of the functions and powers entrusted to him by the Company:

(1)	not to cause the Company to exceed the scope of business stipulated in its business licence;

(2)	to act honestly and in the best interests of the Company;

(3)	not to expropriate the Company’s property in any way, including (but not limited to) usurpation of opportunities which benefit the Company;

(4)

not to expropriate the individual rights of shareholders, including (but not limited to) rights to distribution and voting rights, save and except pursuant to a restructuring of the Company which has been submitted to the shareholders for approval in accordance with the Company’s Articles of Association.

Article 170.

Each of the Company’s directors, supervisors, general manager and other senior management personnel owes a duty, in the exercise of his powers and in the discharge of his duties, to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Article 171.	The directors and supervisors shall abide by laws, administrative regulations, and the Articles of Association and its appendices, and bear the following obligations to the Company:

(1)

exercise prudently, gravely and diligently the rights authorised by the Company in order to ensure the commercial operation of the Company is in compliance with national laws, administrative regulations as well as the various requirements of the national economic policies and that the commercial operation is within the scope of operation provided by the business license;

(2)	treat all the shareholders equally;

(3)	timely investigate the operation and management of the Company;

(4)	approve periodic reports in written form of the Company and ensure that the information disclosed by the Company is true, accurate and complete;

(5)	provide true and accurate information and material to the supervisory committee, and not impede the supervisory committee or supervisors from exercising its/their functions and powers;

(6)	other obligations prescribed in the laws, administrative regulations, departmental rules, relevant regulatory documents and the Articles of Association and its appendices.

Aforementioned provisions from (4) to (6) concerning the obligations also apply to the senior management personnel.

Article 172.

Each of the Company’s directors, supervisors, general manager and other senior management personnel shall exercise his/her powers or perform his/her duties in accordance with the fiduciary principle, and shall not put himself in a position where his/her duty borne and his/her personal interest may conflict. This principle shall mean (without limitation) discharging the following obligations:

(1)	to act honestly and in the best interests of the Company;

(2)	to act within the scope of his/her powers and not to exceed such powers;

(3)

to exercise the discretion vested in him personally and not to allow himself to act under the control of another and, unless and to the extent permitted by laws, administrative regulations or with the informed consent of shareholders given in a general meeting, not to delegate the exercise of his/her discretion;

(4)	to treat shareholders of the same class equally and to treat shareholders of different classes fairly;

(5)

unless otherwise provided for in the Company’s Articles of Association or except with the informed consent of the shareholders given in a general meeting, not to enter into any contract, transaction or arrangement with the Company;

(6)	not to use the Company’s property for his/her own benefit unless with the informed consent of the shareholders given in a general meeting;

(7)	not to exploit his/her position by accepting bribes or other illegal income or expropriate the Company’s property in any way, including (but not limited to) opportunities which benefit the Company;

(8)	not to accept commissions in connection with the Company’s transactions unless with the informed consent of the shareholders given in a general meeting;

(9)

to comply with the Company’s Articles of Association, to perform his/her official duties faithfully, to protect the Company’s interests and not to exploit his/her position and power in the Company to advance his/her own interests;

(10)	not to compete with the Company in any way unless with the informed consent of the shareholders given in a general meeting;

(11)

not to misappropriate the Company’s funds or to lend such funds to any other person, not to use the Company’s assets to set up deposit accounts in his/her own name or in any other name or to use such assets to guarantee the debts of a shareholder of the Company or any other personal liabilities;

(12)

not to release any confidential information which he has obtained during his/her term of office unless with the informed consent of the shareholders in a general meeting; nor shall he use such information in any other way other than for the Company’s benefit, save that disclosure of such information to the court or other governmental authorities is permitted if:

(i)	disclosure is made under compulsion of law;

(ii)	public interests so warrants;

(iii)	the interests of the relevant director, supervisor, general manager or other senior management personnel so requires.

The Company shall be entitled to the income gained by the directors, supervisors and senior management personnel from any breach of the acts listed in this provision; the directors shall be liable for compensation if any loss is caused to the Company.

Article 173.

Each director, supervisor, general manager and other senior management personnel of the Company shall not direct the following persons or institutions (“associates”) to act in a manner which he is prohibited from so acting:

(1)	the spouse or minor child of the director, supervisor, general manager or other senior management personnel;

(2)	the trustee of the director, supervisor, general manager or other senior management personnel or of any person described in sub-paragraph (1) above;

(3)	the partner of that director, supervisor, general manager or other senior management personnel or any person referred to in sub-paragraphs (1) and (2) of this Article;

(4)

a company in which that director, supervisor, general manager or other senior management personnel, whether alone or jointly with one (1) or more of the persons referred to in sub-paragraphs (l), (2) and (3) of this Article and other directors, supervisors, general manager and other senior management personnel, has de facto controlling interest;

(5)	the directors, supervisors, general manager and other senior management personnel of a company which is being controlled in the manner set out in sub-paragraph (4) above.

Article 174.

The fiduciary duties of the directors, supervisors, general manager and other senior management personnel of the Company do not necessarily cease with the termination of their tenure. The duty of confidentiality in respect of trade secrets of the Company survives the termination of their tenure. Other duties may continue for such period as the principle of fairness may require depending on the amount of time which has lapsed between the termination and the act concerned and the circumstances and the terms under which the relationship between the relevant director, supervisor, general manager and other senior management personnel on the one hand and the Company on the other hand was terminated.

Article 175.

A director, supervisor, general manager or other senior management personnel of the Company may be relieved of his/her liability for specific breaches of his/her duty with the informed consent of the shareholders given at a general meeting, but this shall not apply for the matters set out in Article 61 of these Articles of Association.

Article 176.

Where a director, supervisor, general manager or other senior management personnel of the Company is in any way, either directly or indirectly, materially interested in a contract, transaction or arrangement or proposed contract, transaction or arrangement with the Company (other than his contract of service with the Company), he shall declare the nature and extent of his interests to the board of directors at the earliest opportunity, whether or not the contract, transaction or arrangement or proposal is ordinarily subject to the approval of the board of directors.

If a director or his associate (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) has a material interest in any contract, transaction, arrangement or other matters that requires the approval of the board of directors, the relevant director shall not vote for the relevant matter at the meeting of the board of directors, and shall not be counted towards the quorum of the meeting.

Unless the interested director, supervisor, general manager or other senior management personnel has disclosed his interests in accordance with the preceding sub-paragraph of this Article, and he has neither been counted as part of the quorum nor participated in voting for such matter the Company may annul such contract, transaction or arrangement, except as against a bona fide party thereto who does not have notice of the breach of duty by the interested director, supervisor, general manager or other senior management personnel.

A director, supervisor, general manager or other senior management personnel of the Company is deemed to be interested in a contract, transaction or arrangement in which his associate is interested.

Article 177.

Where a director, supervisor, general manager or other senior management personnel of the Company gives to the board of directors a notice in writing stating that, by reason of the facts specified in the notice, he is interested in contracts, transactions or arrangements which may subsequently be made by the Company, that notice shall be deemed for the purposes of the preceding Article to be a sufficient declaration of his interests, so far as the content stated in such notice is concerned, provided that such written notice is given before the date on which the question of entering into the relevant contract, transaction or arrangement is first taken into consideration by the Company.

Article 178.	The Company shall not pay taxes for or on behalf of a director, supervisor, general manager or other senior management personnel in any manner.

Article 179.

The Company shall not directly or indirectly make a loan to or provide any guarantee in connection with the making of a loan to a director, supervisor, general manager or other senior management personnel of the Company or of the Company’s holding company or any of their respective associates.

The foregoing prohibition shall not apply to the following circumstances:

(1)	the provision by the Company of a loan or a guarantee in connection with the making of a loan to its subsidiary:

(2)

the provision by the Company of a loan or a guarantee in connection with the making of a loan or any other funds available to any of its directors, supervisors, general manager and other senior management personnel to meet expenditure incurred or to be incurred by him for the purposes of the Company or for the purpose of enabling him to perform his duties properly, in accordance with the terms of a service contract approved by the shareholders in a general meeting;

(3)

if the ordinary course of business of the Company includes the lending of money or the giving of guarantees, the Company may make a loan to or provide a guarantee in connection with the making of a loan to any of the relevant directors, supervisors, general manager and other senior management personnel or their respective associates in the ordinary course of its business on normal commercial terms.

Article 180.	Any person who receives funds from a loan which has been made by the Company acting in breach of the preceding Article shall, irrespective of the terms of the loan, forthwith repay such funds.

Article 181.

A guarantee for the repayment of a loan which has been provided by the Company acting in breach of Article 179(1) shall not be enforceable against the Company, save in respect of the following circumstances:

(1)

the guarantee was provided in connection with a loan which was made to an associate of any of the directors, supervisors, general manager and other senior management personnel of the Company or of the Company’s holding company and the lender of such funds did not know of the relevant circumstances at the time of the making of the loan;

(2)	the collateral which has been provided by the Company has already been lawfully disposed of by the lender to a bona fide purchaser.

Article 182.

For the purposes of the foregoing provisions of this Chapter, a “guarantee” includes an undertaking of responsibility or property provided by the guarantor to secure the obligor’s performance of his obligations.

Article 183.

In addition to any rights and remedies provided by the laws and administrative regulations, where a director, supervisor, general manager or other senior management personnel of the Company breaches the duties which he owes to the Company, the Company has the right:

(1)	to demand such director, supervisor, general manager or other senior management personnel to compensate it for losses sustained by it as a result of such breach;

(2)

to rescind any contract or transaction which has been entered into between the Company and such director, supervisor, general manager or other senior management personnel or between the Company and a third party (where such third party knows or should have known that such director, supervisor, general manager other senior management personnel representing the Company has breached his duties owed to the Company);

(3)	to demand such director, supervisor, general manager or other senior management personnel to account for profits made as result of the breach of his duties;

(4)

to recover any monies which should have been received by the Company and which was received by such director, supervisor, general manager or other senior management personnel instead, including (without limitation) commissions; and

(5)

to demand repayment of interest earned or which may have been earned by such director, supervisor, general manager or other senior management personnel on monies that should have been paid to the Company.

Article 184.

The Company shall, with the prior approval of shareholders in a general meeting, enter into a contract in writing with a director or supervisor wherein his emoluments are stipulated. The aforesaid emoluments include:

(1)	emoluments in respect of his service as director, supervisor or senior management personnel of the Company;

(2)	emoluments in respect of his service as director, supervisor or senior management personnel of any subsidiary of the Company;

(3)	emoluments in respect of the provision of other services in connection with the management of the affairs of the Company and any of its subsidiaries;

(4)	payment by way of compensation for loss of office, or as consideration for or in connection with his retirement from office.

No proceedings may be brought by a director or supervisor against the Company for anything due to him in respect of the matters mentioned in this Article except pursuant to the contract mentioned above.

Article 185.

The contract concerning the emoluments between the Company and its directors or supervisors should provide that in the event that the Company is being acquired, the Company’s directors and supervisors shall, subject to the prior approval of shareholders in a general meeting, have the right to receive compensation or other payment in respect of his loss of office or retirement. For the purposes of this paragraph, the acquisition of the Company includes any of the following:

(1)	an offer made by any person to the all shareholders;

(2)	an offer made by any person with a view to the offeror becoming a “controlling shareholder” within the meaning of Article 62 hereof.

If the relevant director or supervisor does not comply with this Article, any sum so received by him shall belong to those persons who have sold their shares as a result of such offer. The expenses incurred in distributing such sum on a pro rata basis amongst such persons shall be borne by the relevant director or supervisor and shall not be paid out of such sum.

CHAPTER 15: FINANCIAL AND ACCOUNTING SYSTEMS AND

PROFIT DISTRIBUTION

Article 186.

The Company shall establish its financial and accounting systems in accordance with laws, administrative regulations and PRC accounting standards formulated by the finance regulatory department of the State Council.

Article 187.	The fiscal year of the Company shall be on the basis of the Gregorian calendar beginning on 1 January and ending on 31 December of each year.

The Company shall use Renminbi as its standard unit of account. The accounts shall be prepared in Chinese.

At the end of each fiscal year, the Company shall prepare a financial report which shall be examined and verified in a manner prescribed by law.

Article 188.

The board of directors of the Company shall place before the shareholders at every annual general meeting such financial reports which the relevant laws, administrative regulations and directives promulgated by competent regional and central governmental authorities require the Company to prepare.

Article 189.

The Company’s financial reports shall be made available for shareholders’ inspection at the Company twenty (20) days before the date of every shareholders’ annual general meeting. Each shareholder shall be entitled to obtain a copy of the financial reports referred to in this Chapter.

The Company shall deliver or send to each shareholder of Overseas-Listed Foreign-Invested Shares by prepaid mail at the address registered in the register of shareholders the said reports not later than twenty-one (21) days before the date of every annual general meeting of the shareholders. Subject to the fulfillment of the laws, administrative regulations, departmental rules, relevant regulatory documents and the rules of the stock exchanges where the shares of the Company are listed, the Company may also provide shareholders of Overseas-Listed Foreign-Invested Shares with aforementioned reports through announcement(s) (including posting on the Company’s website).

Article 190.

The financial statements of the Company shall, in addition to being prepared in accordance with PRC accounting standards and regulations, be also prepared in accordance with either international accounting standards, or the accounting standard of the place outside the PRC where the Company’s shares are listed. If there is any material difference between the financial statements prepared respectively in accordance with the two accounting standards, such difference shall be specifically stated in the financial statements. In distributing its after-tax profits for the relevant fiscal year, the lower of the two amounts shown in the two financial statements shall be distributed.

Article 191.

Any interim results or financial information published or disclosed by the Company must also be prepared and presented in accordance with PRC accounting standards and regulations, and also in accordance with either international accounting standards or the accounting standard of the place overseas where the Company’s shares are listed.

Article 192.

The Company shall publish its financial reports twice every fiscal year, that is, the interim financial report shall be published within sixty (60) days after the expiration of the first six (6) months of each fiscal year; the annual financial report shall be published within one hundred and twenty (120) days after the expiration of each fiscal year.

Where the Securities Regulatory Authorities in the places where the Company’s shares are listed have any other provisions, such provisions shall prevail.

Article 193.	The Company shall not keep accounts other than those required by law.

Article 194.

When distributing its after-tax profits in a given year, the Company shall allocate 10% of such profits to the Company’s statutory common reserve fund. Where the accumulated amount of the statutory common reserve fund reaches 50% or more of the registered capital of the Company, no further allocation is required.

Where the statutory common reserve fund is insufficient to make up for the losses of the Company in the previous year, before making contribution to the statutory common reserve fund, the profits made in the current year shall be used to make up for the losses first.

After making contribution to the statutory common reserve fund from its after-tax profits, the Company may, subject to resolutions adopted at a shareholders’ general meeting, make contributions to discretionary common reserve fund from its after-tax profits.

After making up for the losses and making contributions to the common reserve fund, any remaining profits shall be distributed to the shareholders in proportion to their respective shareholdings, unless otherwise stipulated in the Articles of Association.

Where the shareholders’ general meeting distributes profits to shareholders in violation of the foregoing provision that profits shall not be distributed prior to the Company making up for the losses and contributions to the statutory common reserve fund, the shareholders concerned shall refund to the Company the profits distributed in violation of the foregoing provision.

Shares held by the Company itself shall not be entitled to the distribution of profits.

Article 195.

The Company shall not allocate dividends or carry out other allocations in the form of bonuses before it has made up for its losses and made allocations to the statutory common reserve fund. Dividends paid by the Company shall not carry any interest except where the Company has failed to pay the dividends to the shareholders on the date on which such dividends become payable.

Any amount paid up in advance of calls on any share shall carry interest, but shall not entitle the holder of the share to receive, by way of advance payment, the dividend declared and distributed thereafter.

Article 196.	Capital surplus reserve fund includes the following items:

(1)	premium on shares issued at a premium price;

(2)	any other income designated for the capital surplus reserve fund by the regulations of the finance regulatory department of the State Council.

Article 197.

The common reserve funds of the Company shall be applied for making up for losses, expanding the Company’s production and operation or capitalisation. However, the capital surplus reserve fund shall not be applied for making up losses of the Company.

If a general meeting of the Company resolves to capitalise any common reserve fund, the Company shall issue new shares to the existing shareholders in proportion to their respective shareholdings or increase the par value of each share provided that when capitalising the statutory common reserve fund, the balance of such fund shall not be less than 25% of the registered capital.

Article 198.	The basic principles of the Company’s profit distribution policies are:

(1)

The Company attaches importance to reasonable investment returns to investors, and the Company’s profit distribution policy will take into account the overall interests of all Shareholders, the Company’s long-term interests and the Company’s sustainable development;

(2)

Under the premise that the Company’s profit distribution does not exceed the cumulative distributable profit and that the Company takes into account the continuous profits, meets regulatory requirements, operates regularly and develops in the long term, the Company will give priority to cash distribution of dividends.

The profit distribution policies of the Company are set out below:

(1)	profit shall be distributed in the following manner: the Company may use cash, shares or a combination of cash and shares or other methods permitted by law or regulation to distribute share dividends;

(2)

conditions for and proportions of cash dividends distribution: if the Company has no events such as major investment plans or significant cash expenditures, and the Company’s risk control indicators can meet regulatory requirements and the normal operating capital requirements of the Company can be satisfied after the distribution of cash dividends, within any three (3) consecutive years, the cumulative profit distributed by the Company in cash shall not be less than 30% of the annual average distributable profit realised in such three (3) years;

(3)

interval of profit distribution: in principle, the Company makes a profit distribution once a year, and the board of directors can propose the Company to carry out the interim profit distribution according to the profit situation and the situation of capital requirements and related conditions;

(4)

conditions for issuing share dividends: when the Company is operating well and the board of directors believes that the Company’s share price does not match the size of the Company’s share capital and that the payment of share dividends is in the interest of the shareholders of the Company as a whole, and comprehensively considering the growth of the Company, net assets diluted per share and other factors, it can propose the implementation of share dividends distribution plan under the conditions of meeting the aforesaid cash dividends distribution.

The decision-making procedures and mechanism of the Company’s profit distribution plan are as follows:

(1)

the Company’s profit distribution plan is formulated by the board of directors. The board of directors shall fully discuss the rationality of the profit distribution plan and form a special proposal to be implemented, subject to the consideration and approval of the shareholders’ general meeting. Independent directors shall express clear opinions. Before the shareholders’ general meeting considers the specific profit distribution plan, the Company shall actively communicate with shareholders, especially minority shareholders through various channels, listen to the opinions and demands of minority shareholders, and promptly answer questions of their concerns.

(2)

if the Company is unable to determine the profit distribution plan for the year in accordance with the established cash dividend policy or the minimum cash dividend ratio under special circumstances, it shall disclose the specific reasons and the clear opinions of the independent directors in the annual report. The Company’s profit distribution plan for that year shall be approved by two- thirds or more of the voting rights represented by the shareholders attending the shareholders’ general meeting.

(3)

in the event of force majeure such as war, natural disasters, or changes in the Company’s external operating environment that have a significant impact on the Company’s operations, or the Company’s own operating or financial conditions have changed significantly, or relevant laws, regulations or regulatory requirements have changed or any adjustment has been made thereto, or if the board of directors deems it necessary, the Company may adjust the profit distribution policies. The adjustment of the Company’s profit distribution policies shall be demonstrated in detail by the board of directors, and a special proposal shall be formed and submitted to the shareholders’ general meeting, which shall be approved by two-thirds or more of the voting rights represented by the shareholders attending the shareholders’ general meeting.

Article 199.

After the profit distribution plan has been resolved at the shareholders’ general meeting, the board of directors of the Company shall complete the dividend (or share) distribution within two (2) months after the convening of the shareholders’ general meeting.

Article 200.

The Company shall declare and pay cash dividends and other amounts which are payable to holders of A Shares in Renminbi. The Company shall calculate and declare cash dividends and other payments which are payable to holders of Overseas- Listed Foreign-Invested Shares in Renminbi, and shall pay such amounts in Hong Kong dollars. The foreign exchange required by the Company to pay cash dividends and other amounts to holders of Overseas-Listed Foreign-Invested Shares shall be obtained in accordance with the relevant foreign exchange administrative regulations of the State.

Article 201.

Unless otherwise provided for in relevant laws and administrative regulations, where cash dividends and other amounts are to be paid in Hong Kong dollars, the applicable exchange rate shall be the average median rate for the relevant foreign currency announced by the People’s Bank of China during the calendar week prior to the declaration of payment of dividend and other amounts.

Article 202.

When distributing dividends to its shareholders, the Company shall withhold and pay on behalf of its shareholders the taxes levied on the dividends in accordance with the provisions of the PRC tax law.

Article 203.

The Company shall appoint receiving agents for holders of the Overseas-Listed Foreign-Invested Shares. Such receiving agents shall receive dividends which have been declared by the Company and all other amounts which the Company should pay to holders of Overseas-Listed Foreign-Invested Shares on such shareholders’ behalf.

The receiving agents appointed by the Company shall meet the relevant requirements of the laws of the jurisdiction at which the Company’s shares are listed or the relevant regulations of such stock exchange.

The receiving agents appointed for holders of Overseas-Listed Foreign-Invested Shares listed in Hong Kong shall each be a company registered as a trust company under the Trustee Ordinance of Hong Kong.

CHAPTER 16: INTERNAL AUDIT

Article 204.

The Company shall implement the internal audit system and appoint full-time auditing staff to conduct internal audit supervision regarding the internal control, design and implementation of risk management system and procedures relating to all operating activities of the Company.

Article 205.

The internal audit system of the Company and the duties of the auditing staff shall be implemented upon the approval of the board of directors or the specialised committees thereof. The officer in charge of internal audit shall be accountable to the board of directors and report his or her work to the same.

CHAPTER 17: APPOINTMENT OF ACCOUNTANCY FIRM

Article 206.

The Company shall appoint an independent firm of accountants which is qualified under the relevant regulations of the State to audit the Company’s annual report and review the Company’s other financial reports.

The first auditors of the Company may be appointed before the first annual general meeting of the Company at the inaugural meeting. Auditors so appointed shall hold office until the conclusion of the first annual general meeting.

If the inaugural meeting does not exercise the powers under the preceding paragraph, those powers shall be exercised by the board of directors.

Article 207.

The accountancy firm appointed by the Company shall hold office from the conclusion of the annual general meeting of shareholders at which they were appointed until the conclusion of the next annual general meeting of shareholders.

Article 208.	The accountancy firm appointed by the Company shall enjoy the following rights:

(1)

a right to review to the books, records and vouchers of the Company at any time, and the right to require the directors, general manager and other senior management personnel of the Company to supply relevant information and explanations;

(2)	a right to require the Company to take all reasonable steps to obtain from its subsidiaries such information and explanation as are necessary for the discharge of its duties;

(3)

a right to attend shareholders’ general meetings and to receive all notices of, and other information relating to, any shareholders’ general meeting which any shareholder is entitled to receive, and to speak at any shareholders’ general meeting in relation to matters concerning its role as the Company’s accountancy firm.

Article 209.

If there is a vacancy in the position of accountant of the Company, the board of directors may appoint an accountancy firm to fill such vacancy before the convening of the shareholders’ general meeting. Any other incumbent accountancy firm which has been appointed by the Company may continue to act during the period where such vacancy subsists.

Article 210.

The shareholders in a general meeting may by ordinary resolution remove the Company’s accountancy firm before the expiration of its term of office, irrespective of the provisions in the contract between the Company and the Company ’s accountancy firm. However, the accountancy firm’s right to claim for damages which arise from its removal shall not be affected.

Article 211.

The remuneration of an accountancy firm or the manner in which such firm is to be remunerated shall be determined by the shareholders in a general meeting. The remuneration of an accountancy firm appointed by the board of directors shall be determined by the board of directors.

Article 212.

The Company’s appointment, removal or non-renewal of appointment of an accountancy firm shall be resolved by the shareholders in a general meeting. Such resolution shall be filed with the securities authority of the State Council.

Where a resolution at a general meeting of shareholders is passed to appoint an accountancy firm other than an incumbent accountancy firm to fill any casual vacancy in the office of accountancy firm, to re-appoint a retiring accountancy firm that was appointed by the board of directors to fill a casual vacancy, or to dismiss an accountancy firm before the expiration of its term of office, the following provisions shall apply:

(1)

A copy of the appointment or removal proposal shall be sent (before notice of meeting is given to the shareholders) to the accountancy firm proposed to be appointed or proposing to leave its post or the firm which has left its post in the relevant fiscal year (leaving includes leaving by removal, resignation and retirement).

(2)

If the accountancy firm leaving its post makes representations in writing and requests the Company to give the shareholders notice of such representations, the Company shall (unless the representations have been received too late) adopt the following measures:

(a)	in any notice of the resolution given to shareholders, state the fact of the representations having been made; and

(b)	attach a copy of the representations to the notice and deliver it to the shareholders in the manner stipulated in the Company’s Articles of Association.

(3)

If the Company fails to send out the accountancy firm’s representations in the manner set out in sub-paragraph (2) above, such accountancy firm may require that the representations be read out at the meeting and may make further appeals to the meeting.

(4)	An accountancy firm which is leaving its post shall be entitled to attend the following shareholders’ general meetings:

(a)	the general meeting at which its term of office would otherwise have expired;

(b)	the general meeting at which it is proposed to fill the vacancy caused by its removal; and

(c)	the general meeting which is convened as a result of its resignation,

and to receive all notices of, and other information relating to, any such meeting, and to speak at any such meeting which concerns it as a former accountancy firm of the Company.

Article 213.

Prior notice should be given to the accountancy firm if the Company decides to remove such accountancy firm or not to renew its appointment. Such accountancy firm shall be entitled to make representations at the shareholders’ general meeting. Where the accountancy firm resigns from its position, it shall make clear to the shareholders in a general meeting whether there has been any impropriety on the part of the Company.

An accountancy firm may resign its office by depositing at the Company’s registered address a resignation notice which shall become effective on the date of such deposit or on such later date as may be stipulated in such notice. Such notice shall contain the following statements:

(1)	a statement to the effect that there are no circumstances connected with its resignation which it considers should be brought to the notice of the shareholders or creditors of the Company; or

(2)	a statement of any of the foregoing circumstances.

The Company shall, within fourteen (14) days after receipt of the notice referred to in the preceding paragraph, send a copy of the notice to the relevant regulatory authority. If the notice contains a statement under the preceding sub-paragraph (2), a copy of such statement shall be placed at the Company for shareholders’ inspection. The Company should also send a copy of such statement by prepaid mail to every shareholder of Overseas-Listed Foreign Shares at the address registered in the register of shareholders.

Where the accountancy firm’s notice of resignation contains a statement in respect of the above, it may require the board of directors to convene a shareholders’ extraordinary general meeting for the purpose of receiving an explanation of the circumstances connected with its resignation.

CHAPTER 18: MERGER AND DIVISION OF THE COMPANY

Article 214.

In the event of the merger or division of the Company, a plan shall be presented by the Company’s board of directors and shall be approved in accordance with the procedures stipulated in the Company’s Articles of Association. The Company shall then undertake the relevant approval process in a manner prescribed by law. A shareholder who objects to the plan of merger or division shall have the right to demand the Company or the shareholders who consent to the plan of merger or division to acquire such dissenting shareholders’ shareholding at a fair price.

The contents of the resolution of merger or division of the Company shall be compiled into special documents which shall be available for inspection by the shareholders of the Company. Such special documents shall be sent by post to holders of Overseas-Listed Foreign-Invested Shares.

Article 215.	The merger of the Company may take the form of either merger by absorption or merger by the establishment of a new company.

Merger by absorption means that a company absorbing another company and the company being absorbed shall be dissolved. Merger by incorporation means that a merger of two or more companies through the establishment of a new company and the companies being consolidated shall be dissolved.

In the event of a merger, the merging parties shall execute a merger agreement and prepare a balance sheet and an inventory of assets. The Company shall notify its creditors within ten (10) days of the date of the Company’s resolution approving the merger and shall publish a public notice in a newspaper within thirty (30) days of the date of the Company’s resolution approving the merger. A creditor has the right within thirty (30) days of receipt of notice or within forty-five (45) days of the date of announcement if notice is not received, to require the Company to settle its debts or to provide a corresponding guarantee for such debt.

Upon the merger, receivables and indebtedness of each of the merger parties shall be assumed by the company which survives the merger or the newly established company.

Article 216.	Where there is a division of the Company, its assets shall be divided up accordingly.

In the event of division of the Company, the parties to such division shall execute a division agreement and prepare a balance sheet and an inventory of assets. The Company shall notify its creditors within ten (10) days of the date of the Company’s resolution approving the division and shall publish a public announcement in a newspaper within thirty (30) days of the date of the Company’s resolution approving the division.

Debts of the Company prior to division shall be assumed by the companies which exist after the division in accordance with the agreement of the parties.

Article 217.

The Company shall, in accordance with law, apply for change in its registration particulars with the companies registration authority where a change in any item in its registration arises as a result of any merger or division. Where the Company is dissolved, the Company shall apply for cancellation of its registration in accordance with law. Where a new company is established, that company shall apply for registration in accordance with the law.

CHAPTER 19: DISSOLUTION AND LIQUIDATION

Article 218.	The Company shall be dissolved and liquidated in accordance with the law upon the occurrence of any of the following events:

(1)	a resolution for dissolution is passed by shareholders at a general meeting;

(2)	dissolution is necessary due to a merger or division of the Company;

(3)	the business license of the Company is revoked or it is ordered to close down its business or its business license is cancelled in accordance with the law;

(4)

where the operation and management of the Company falls into serious difficulties and its continued existence would cause significant losses to shareholders, the shareholders holding 10% or more of the total voting rights of the Company may apply to the People’s Court to dissolve the Company if there are no other solutions;

(5)	the Company is declared insolvent in accordance with the law due to its failure to repay debts as they become due.

Article 219.

A liquidation committee shall be set up within fifteen (15) days of the Company being dissolved pursuant to sub-paragraph (1), (3) and (4) of the preceding Article, and the composition of the liquidation committee of the Company shall be determined by an ordinary resolution of shareholders in a general meeting. If the Company fails to set up the liquidation committee within the above time limit, the creditors may apply to the People’s Court for appointment of relevant persons to form a liquidation committee and conduct the liquidation.

Where the Company is dissolved under sub-paragraph (5) of the preceding Article, the People’s Court shall in accordance with the provisions of relevant laws organise the shareholders, the relevant organisations and the relevant professional personnel to establish a liquidation committee to carry out the liquidation.

Article 220.

Where the board of directors proposes to liquidate the Company for any reason other than the Company’s declaration of its own insolvency, the board shall include a statement in its notice convening a shareholders’ general meeting to consider the proposal to the effect that, after making full inquiry into the affairs of the Company, the board of directors is of the opinion that the Company will be able to pay its debts in full within twelve (12) months from the commencement of the liquidation.

Upon the passing of the resolution by the shareholders in a general meeting for the liquidation of the Company, all functions and powers of the board of directors shall immediately cease.

The liquidation committee shall act in accordance with the instructions of the shareholders’ general meeting to make a report at least once every year to the shareholders’ general meeting on the committee’s income and expenses, the business of the Company and the progress of the liquidation, and to present a final report to the shareholders’ general meeting on completion of the liquidation.

Article 221.

The liquidation committee shall, within ten (10) days of its establishment, send notices to the Company’s creditors and shall, within sixty (60) days of its establishment, publish a public announcement in a newspaper that meets the conditions stipulated by the Securities Regulatory Authorities in the place where the shares of the Company are listed. A creditor shall, within thirty (30) days of receipt of notice, or within forty-five (45) days of the date of the announcement if notice is not received, claim his/her rights to the debt to the liquidation committee.

In claiming his/her rights, the creditor shall explain and provide proof of his/her rights to and matters relating to the debt. The liquidation committee shall register the creditor’s rights. In the course of claiming of creditors’ rights, the liquidation team shall not settle its debts with creditors.

Article 222.	During the liquidation period, the liquidation committee shall exercise the following functions and powers:

(1)	to put in order the Company’s assets and prepare a balance sheet and an inventory of assets respectively;

(2)	to notify the creditors or to publish public announcements;

(3)	to handle of and liquidate any outstanding businesses of the Company;

(4)	to pay all outstanding taxes;

(5)	to settle claims and debts;

(6)	to deal with the surplus assets remaining after the Company’s debts have been repaid;

(7)	to represent the Company in any civil proceedings.

Article 223.

After the liquidation committee has put in order the Company’s assets and prepared the balance sheet and an inventory of assets, the liquidation committee shall formulate a liquidation plan and present it to a shareholders’ general meeting or to the relevant governing authority for confirmation.

After the payment of liquidation expenses with priority, the Company’s assets shall be distributed in accordance with the following sequence: (i) salaries, social insurance and statutory compensation of employees of the Company; (ii) outstanding taxes; (iii) bank loans, debentures of the Company and other debts of the Company.

Any surplus assets of the Company remaining after payment referred to in the preceding paragraph shall be distributed to its shareholders according to the class of shares and the proportion of shares held in the following sequence:

(1)

In the case of preferential shares, distribution shall be made to holders of such preferential shares according to the par value thereof; if the surplus assets are not sufficient to repay the amount of preferential shares in full, the distribution shall be made to holders of such shares in proportion to their respective shareholdings;

(2)	In the case of ordinary shares, distribution shall be made to holders of such shares in proportion to their respective shareholdings.

During the liquidation period, the Company remains in existence; however, it shall not commence any business activities that are unrelated to liquidation.

The Company’s assets shall not be distributed to shareholders prior to settling debts pursuant to the foregoing provision.

Article 224.

If after putting the Company’s assets in order and preparing a balance sheet and an inventory of assets in connection with the liquidation of the Company, the liquidation committee discovers that the Company’s assets are insufficient to repay the Company’s debts in full, the liquidation committee shall immediately apply to the People’s Court for a declaration of insolvency.

After a Company is declared insolvent by a ruling of the People’s Court, the liquidation committee shall transfer all matters arising from the liquidation to the People’s Court.

Article 225.

Following the completion of the liquidation, the liquidation committee shall prepare a liquidation report, a statement of income and expenses received and made during the liquidation period and a financial report, which shall be verified by a Chinese registered accountant and submitted to the shareholders’ general meeting or the relevant governing authority for confirmation.

The liquidation committee shall, within thirty (30) days after such confirmation, submit the documents referred to in the preceding paragraph to the companies registration authority and apply for cancellation of registration of the Company, and publish a public announcement relating to the termination of the Company.

Article 226.

Members of the liquidation team shall faithfully perform their duties in carrying out the liquidation in accordance with the law. Members of the liquidation team shall not abuse their powers by taking bribes or receiving other illegal income and misappropriate the assets of the Company. A member of the liquidation team who causes losses to the Company or its creditors due to his/her intentional misconduct or gross negligence shall be liable for damages.

CHAPTER 20: PROCEDURES FOR AMENDMENT OF

THE COMPANY’S ARTICLES OF ASSOCIATION

Article 227.	The Company may amend its Articles of Association in accordance with the requirements of laws, administrative regulations and the Company’s Articles of Association.

Article 228.	Under any of the following circumstances, the Company shall amend the Articles of Association:

(1)	the Articles of Association is contradictory to any provision of the amended Company Law or other relevant laws and administrative regulations;

(2)	changes in the Company’s situation which leads to inconsistency with matters recorded in the Articles of Association;

(3)	a shareholders’ general meeting adopts a resolution to amend the Articles of Association.

Article 229.	Save as otherwise specified in Articles 70 and 103 of these Articles of Association, the following procedure shall be followed when amending these Articles of Association:

(1)

The board of directors shall adopt a resolution thereon in accordance with these Articles of Associations and prepare a proposal for amendment of the Articles; or the shareholders may present a motion for amendment of the Articles;

(2)	The foregoing proposal shall be furnished to the shareholders and a shareholders’ meeting shall be convened for voting on it;

(3)	The amendments presented to the shareholders’ meeting shall be adopted through a special resolution.

The board of directors shall amend the Articles of Association in accordance with the resolution to amend the Articles of Association passed at the shareholder’s general meeting and the opinions of consideration and approval from the relevant governing authorities.

Article 230.

Where the amendments approved by the shareholders’ general meeting shall be approved by the governing authorities, such amendments shall be submitted to the governing authorities; if any registration of the Company is concerned, the Company shall apply for registration of the changes in accordance with the law.

Any amendment to the Articles of Association that involves information to be disclosed as required by the laws, administrative regulations, departmental rules, relevant regulatory documents and the rules of the stock exchanges where the shares of the Company are listed, shall be announced as required.

CHAPTER 21: NOTICES

Article 231.

Subject to the proper compliance of all the applicable laws, rules and regulations (including but not limited to the rules of the designated stock exchanges) and obtaining all the required consent (if any), any notice or document published by the Company (including but not limited to the “Corporate Communication” as defined by the rules of the designated stock exchanges) could be delivered by the following methods:

(1)	by hand;

(2)	by post;

(3)	by sending it to the fax number or other number of electronic communication (including but not limited to email address) or website as provided by the addressee to the Company for the said purpose;

(4)	by public announcement. Where a notice of the Company is sent by way of an announcement, the aforesaid notice shall be deemed as received by all relevant persons once it is published;

(5)

by uploading the notice or document to the website of the Company or The Hong Kong Stock Exchange and issuing a notice to the addressee for notifying him/her on the availability of such notice or document on such website (the “Availability Notice”). The Company shall deliver the Availability Notice to the holders of overseas listed foreign shares by hand or by pre-paid post;

(6)	by any other methods as agreed between the Company and the addressee or as accepted by the addressee after the notice is received; or

(7)	by any other methods as authorised by the relevant regulatory body of the place of listing of the Company or as stipulated by the Articles of Association.

In case of joint holders of shares, all the notices or documents shall be delivered to the holder whose name stands first in the register of members and such notices or documents delivered thereby shall be deemed duly delivered to and received by all such joint holders.

Unless as otherwise provided for in these Articles of Association, all the notices, materials or written statements issued by the Company to holders of Overseas- Listed Foreign-Invested Shares shall be delivered by hand or by pre-paid post to the registered address of each holder of such shares.

Article 232.	Any notice or document shall be:

(1)

Deemed issued when the envelope containing such notice was put into post-box, and deemed duly received after 48 hours thereafter if it was delivered by post, provided that the address was clearly written, postage fee was pre-paid and the said notice was put inside such envelope.

(2)

Deemed delivered on the receiving date (i.e. the sending date) if it was sent by fax, in such case the receiving date shall be the date shown on the fax transmission report. If it was sent as an electronic message, it shall be deemed delivered on the date when the message was transmitted from the server of the Company or its agent.

(3)	Deemed delivered on the date when the availability notice is deemed delivered to the shareholder if the notice or document was uploaded onto the website of the Company.

(4)	Deemed delivered on the date when the notice or document is published for the first time if it is published as a public announcement.

(5)

Deemed delivered at the time it is delivered by hand or (as the case may be) at the time of such delivery is deemed delivered if the notice or document is sent or delivered by any other methods as stipulated in the Articles of Association.

Article 233.

If the listing rules in the listing place require the Company to dispatch, mail, distribute, issue or otherwise provide the relevant document of the Company in English and in Chinese, the Company shall be allowed to deliver either the English or the Chinese version in accordance with the choice of the shareholder, provided that the Company has made appropriate arrangement to confirm whether the shareholders would like to receive either the English or the Chinese version and subject to and to the extent as permitted by the applicable laws and regulations.

CHAPTER 22: DISPUTE RESOLUTION

Article 234.	The Company shall abide by the following principles for dispute resolution:

(1)

Whenever any disputes or claims arise between: holders of the Overseas-Listed Foreign-Invested Shares and the Company; holders of the Overseas-Listed Foreign-Invested Shares and the Company ’ s directors, supervisors, general manager or other senior management personnel; or holders of the Overseas-Listed Foreign-Invested Shares and holders of A Shares, in respect of any rights or obligations arising from these Articles of Association, the Company Law or any rights or obligations conferred or imposed by the Company Law and other relevant laws and administrative regulations concerning the affairs of the Company, such disputes or claims shall be referred by the relevant parties to arbitration.

Where a dispute or claim of rights referred to in the preceding paragraph is referred to arbitration, the entire claim or dispute must be referred to arbitration, and all persons who have a cause of action based on the same facts giving rise to the dispute or claim or whose participation is necessary for the resolution of such dispute or claim, shall, where such person is the Company, the Company’s shareholders, directors, supervisors, general manager, or other senior management personnel of the Company, shall comply with the arbitration award. Disputes in respect of the definition of shareholders and disputes in relation to the register of shareholders need not be resolved by arbitration.

(2)

A claimant may elect for arbitration to be carried out at either the China International Economic and Trade Arbitration Commission in accordance with its Rules or the Hong Kong International Arbitration Centre in accordance with its Securities Arbitration Rules. Once a claimant refers a dispute or claim to arbitration, the other party must submit to the jurisdiction of arbitral body elected by the claimant.

If a claimant elects for arbitration to be carried out at Hong Kong International Arbitration Centre, any party to the dispute or claim may apply for a hearing to take place in Shenzhen in accordance with the Securities Arbitration Rules of the Hong Kong International Arbitration Centre.

(3)

If any disputes or claims of rights are arbitrated in accordance with sub-paragraph (1) of this Article, the laws of the PRC shall apply, save as otherwise provided in the laws and administrative regulations.

(4)	The award of an arbitral body shall be final and conclusive and binding on all parties.

CHAPTER 23: SUPPLEMENTARY

Article 235.

The newspapers required by these Articles of Association for the publication or newspapers of announcements shall be those designated or required by the relevant State laws, administrative regulations and the Securities Regulatory Authorities in the place where the shares of the Company are listed. If it is necessary to make an announcement to holders of Overseas-Listed Foreign-Invested Shares as required by these Articles of Association, the relevant announcement shall at the same time be published in the newspapers designated by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in accordance with the provisions for “press announcements” set out therein.

Article 236.

The board of directors of the Company shall be responsible for the interpretation of these Articles of Association, and the shareholders in general meeting shall have the right to amend the Articles of Association.

Article 237.

These Articles of Association are written in Chinese. If there is any discrepancy between the Articles of Association and other versions of Articles of Association or other Articles of Association in another language, the Chinese version of the Articles of Association last approved by and registered with the competent department for market regulation in the Company’s domicile shall prevail.

Article 238.	In these Articles of Association, reference to “accountancy firm” shall have the same meaning as “auditor”.

The terms “or more”, “within”, “below” herein shall include the figures listed; “beyond”, “lower”, “more than” shall not include the figures listed.

Article 239.

In case of any inconsistency between any matters not covered by the Articles of Association and provisions of the laws, administrative regulations, departmental rules, relevant regulatory documents and the rules of the stock exchanges where the shares of the Company are listed as stipulated from time to time, the provisions of the latter shall prevail.

Exhibit 1.2

China Telecom Corporation Limited

The Rules of Procedures of Audit Committee

Section 1 General Provisions

Article 1	Objective

Pursuant to the applicable laws, regulations, departmental rules, regulatory documents (collectively, the “Laws and Regulations”) of the places of listing of China Telecom Corporation Limited (the “Company”), relevant requirements of the securities regulatory authorities and stock exchanges where the Company’s shares are listed and the articles of association of China Telecom Corporation Limited (the “Articles of Association”), the board of directors of the Company (the “Board”) sets up an audit committee (the “Committee” unless otherwise indicated) and formulates the rules of procedures of audit committee (the “Rules”) of the Company accordingly.

Article 2	Status and Principle of the Committee

The Committee members are appointed by over 50% affirmative votes of the Board. The Committee shall report to the Board periodically.

The principle of the Committee is to take full responsibility to reasonably safeguard the best interests of the Company and fairly protect the overall interests of shareholders, especially the interests of minority shareholders pursuant to the applicable rules and regulations.

Article 3	Structure and Qualifications of the Committee

The Committee consists of three or more members. The Board may change such number when it deems necessary, provided that the minimum requirement pursuant to the applicable regulatory rules is met. The Committee shall have one chairman who shall be an independent non-executive director and an accounting professional.

All the Committee members shall be independent non-executive directors and:

(1)	shall have no material affiliations with the Company;

(2)	shall be in compliance with the relevant requirement of “independence” of Committee members pursuant to the applicable regulatory rules;

(3)	shall be familiar with the professional expertise in finance, accounting and auditing, or shall acquire such expertise within a reasonable period of time after being appointed as Committee members;

(4)

at least one committee member shall possess the appropriate accounting qualification as required by the securities regulatory authorities and stock exchanges where the Company’s shares are listed, or shall have appropriate skills in accounting or skills related to financial management.

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A former partner of the Company’s external independent auditors shall be prohibited from acting as a Committee member for a period of two years commencing on the date of the person ceasing:

(1)	to be a partner of the external independent auditors;

(2)	to have any financial interest in the external independent auditors,

whichever is the later.

Article 4	Term of the Committee

The term of the Committee shall be the same as that of the Board. The appointment of Committee members may be renewed upon expiry of the term.

If a Committee member ceases to be an independent non-executive director of the Company or that a Committee member who has had the capacity of an independent non-executive director ceases to have the independence as required by the laws, regulations, regulatory documents, relevant requirements of the securities regulatory authorities and stock exchanges where the Company’s shares are listed or the Articles of Association, he/she will automatically lose his/her qualification as a Committee member, and the Board shall fill the vacancy pursuant to the applicable rules.

In the event that any Committee member tenders his/her resignation, or his/her removal has been agreed by more than half of the Board’s votes, or he/she ceases to be an independent non-executive director, the Board may decide to terminate his/her term of office before the expiry of the term.

Any change in the members of the Committee with simultaneous change in directors shall follow the procedure to obtain the shareholders’ approval in the general meetings pursuant to the relevant procedures of change of directors as stipulated in the Articles of Association and an announcement in accordance with the applicable regulatory rules shall be published accordingly.

Article 5	Resignation of the Committee Members

Should any Committee member resign before the term expires, such member shall submit his/her written resignation to the Board, in which detailed explanations for the resignation shall be stated.

In the event that any resignation leads to a situation where the number of the Committee members does not meet the minimum requirement as stipulated by laws, such resignation of the Committee member shall not take effect until the newly appointed member has taken up the position.

2

Where the qualification as a Committee member is automatically withdrawn due to the resignation as an independent non-executive director, no separate resignation procedures is required for that Committee member otherwise. His/her qualification as a Committee member will be automatically withdrawn from the effective date of his/her resignation as an independent non-executive director in accordance with the resignation procedures of the independent non-executive director of the Company. In the event that the automatic withdrawal of his/her qualification as a Committee member leads to a situation where the number of the Committee members does not meet the minimum requirement as stipulated by laws, the matters following the effective withdrawal of his/her qualification as a Committee member shall be addressed pursuant to Paragraph 2 under this Article.

Section 2 Operation and Meeting Procedures of the Committee

Article 6	Committee Meetings

The meetings of the Committee comprise of periodical meetings and extraordinary meetings. The Committee shall convene at least four periodical meetings each year. The Committee may convene an extraordinary meeting as needed. An extraordinary meeting may be convened when two or more Committee members propose to convene the meeting or the chairman thinks it necessary.

If the external independent auditors of the Company think necessary, they can also require the Committee to convene an extraordinary meeting.

A Committee meeting may not be held unless two thirds or more of the members attending the meeting. It may also be held via telephone conference or other telecommunications means.

Article 7	Written Proposals of the Committee

The Committee may replace convening physical meeting with written proposals, and to approve resolutions by written resolution in lieu of physical meeting. When the meeting materials are delivered to all members and the members signify their consent by signing the written resolution where a quorum to approve the resolution has been met, the written resolution shall become effective.

Article 8	Calling and Presiding of Meeting

The chairman shall be responsible to convene and preside over the meetings and may otherwise appoint another Committee member being an independent non-executive director to convene and preside over the meetings on behalf of the chairman in the event that the chairman is not able to convene and preside over the meetings in person.

The notice for a Committee meeting should be delivered to each member five days prior to the meeting. The related agenda and meeting materials for the meeting should be delivered to each member at least three days prior to such meeting. The aforementioned timeline may be exempted upon the approval of two thirds or more of the Committee members.

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Article 9	Resolutions

Any resolution of a Committee meeting shall require more than half of the affirmative votes, with each member having one vote. In the event that an effective resolution cannot be passed due to the Committee members’ abstention, the relevant matters would be considered by the Board directly.

The voting of the Committee meeting may be taken by show of hands or by poll.

Any resolution of a Committee meeting shall be in written form and signed by attending members.

Article 10	Minutes

Minutes for a Committee meeting shall be kept and shall be complete and true.

The Office of the Board shall be in charge of the minutes of the Committee meetings. The draft minutes shall be provided to all members within a reasonable period of time after the meetings so that the members can review the drafts and finalise the minutes. The Committee members and other personnel attending the meeting shall sign on the minutes of the meeting of the Committee. The Secretary of the Board shall keep the original copies of the minutes.

Article 11	Non-voting Attendance

When it deems necessary, the Committee may invite the Company’s management and other directors of the Board to attend the meetings where the attendees have no voting rights.

Article 12	Ancillary Organ of the Committee

The Office of the Board shall coordinate and support the routine operation of the Committee.

Section 3 Duties and Obligations of the Committee

Article 13	Primary Duties of the Committee

The Committee’s primary duties are to assist the Board in supervising the following matters:

(1)	supervising and evaluating the external auditing work and proposing engagement or replacement of the external auditing institutions;

(2)	supervising and evaluating the internal auditing work and taking charge of coordination of the internal and external audits;

(3)	reviewing the financial information of the Company and its disclosure;

(4)	supervising and evaluating the internal control of the Company;

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(5)

drafting the management measures for related-party (connected) transactions of the Company, proposing amendments to the principal management measures on related-party (connected) transactions of the Company and monitoring the implementation thereof; keeping the lists of related-party (connected) persons of the Company, reviewing the related-party (connected) transactions which shall be subject to the approval of the Board or shareholders’ general meetings of the Company, finalising and submitting the written advice to the Board for consideration;

(6)

other duties which the Committee shall be responsible for under laws, administrative regulations, departmental rules, relevant regulatory documents, the rules of the stock exchanges where the shares of the Company are listed, the Articles of Association and the authorisation of the Board.

The Committee shall review arrangements which employees of the Company can use, in confidence, to raise concerns about possible improprieties in financial reporting, internal control or other matters. The Committee should ensure that proper arrangements are in place for fair and independent investigation of these matters and for appropriate follow-up action. The Committee shall act as the key representative body for overseeing the Company’s relations with the external independent auditors.

The Committee may request the Company’s management to provide any documents or materials necessary for the performance of their duties, or explanations on any issues the Committee is concerned about.

Article 14	Supervision of Issues Relating to Financial Statements

The Committee shall review issues relating to the financial statements pursuant to the applicable regulatory requirements, and determine whether to recommend to the Board that the audited annual financial statements be included in the Company’s annual report on Form 20-F unless such reporting obligation is terminated or suspended before the due date according to the laws.

The Committee shall monitor integrity of the Company’s financial statements and annual reports and accounts, interim reports and quarterly reports (if applicable), review significant financial reporting judgments contained in them. In reviewing these statements and reports before submission to the Board, the Committee should focus particularly on:

(1)	any changes in accounting policies and practices;

(2)	major judgmental areas;

(3)	significant adjustments resulting from audit;

(4)	the going concern assumptions and any qualifications;

(5)	compliance with accounting standards; and

(6)	compliance with the legal requirements in relation to financial reporting.

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The Committee should consider any significant or unusual items that are, or may need to be, reflected in the report and accounts, it should give due consideration to any matters that have been raised by the Company’s staff being responsible for the accounting and financial reporting function, compliance officer or external independent auditors.

To perform obligations hereunder, the members of the Committee should liaise with the Board and senior management and the Committee must meet, at least twice a year, with the Company’s external independent auditors.

The reports of the Committee shall make appropriate disclosure of the performance of above duties in supervision of financial statements as requested by the regulatory authorities.

Article 15	Supervision of External Independent Auditors

The Committee shall supervise the following aspects of external independent auditors as required by regulatory requirements to ensure the objectiveness of the financial statements:

(1)

it shall be directly responsible for making recommendations to the board on the appointment, evaluation and removal of any external independent auditors, and to approve all remuneration, terms of engagement and other engagement provisions, and any questions of their resignation or dismissal; the Committee shall consider the comments from the management and internal audit department as to the evaluation of the external independent auditors;

(2)

it shall review and monitor the external independent auditors’ independence, objectivity and professionalism and the effectiveness of the audit process in accordance with applicable standards. The Committee should discuss with the external independent auditor regarding the nature and scope of the audit and reporting obligations before the audit commences;

(3)	it shall supervise the performance of the external independent auditors, listen to and review any written report furnished by the external independent auditors as legally required;

(4)	it shall be responsible to resolve any disagreements between the management and the external independent auditors regarding financial reporting;

(5)

it shall be responsible for pre-approving all audit and non-audit services to be provided by the external independent auditors to the Company. The Committee shall consider as to the impact of such non-audit services on the independence of external independent auditors, and formulate policies governing such non-audit services. When necessary, the Committee may authorise one or two members to pre-approve any aforesaid audit or non-audit services, which, however, is subject to the approval of the next meeting of the Committee;

(6)	it shall be responsible for formulating policies regarding the recruitment of existing or former employees of the external independent auditors into the Company;

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(7)	it shall be responsible for other overseeing duties as pursuant to regulatory requirements.

Pursuant to the Articles of Association, any proposal about appointment and removal of the external independent auditors is subject to the approval by way of poll at the general meeting, provided that the Committee shall make recommendations of engagement or replacement of external independent auditors to the Board.

Article 16	Supervision Duties of Risk Management and Internal Control

The Committee shall review the Company’s internal control procedures and supervise the implementation thereof, namely:

(1)	review the Company’s financial controls, internal control and risk management systems and their implementation;

(2)

discuss the risk management and internal control systems with the management to ensure that the management has performed its duty to have effective internal control systems. This discussion should include the adequacy of resources, staff qualifications and experience, training programmes and budget of the Company’s accounting and financial reporting function;

(3)	consider major investigation findings on risk management and internal control matters as delegated by the Board or on its own initiative and management’s response to these findings;

(4)	review and evaluate the Company’s financial and accounting policies and practices;

(5)

review the external independent auditors’ management letter, any material queries raised by the external independent auditors to management about accounting records, financial accounts or systems of control and management’s response;

(6)	ensure that the Board will provide a timely response to the issues raised in the external independent auditors’ management letter;

(7)	evaluate the results of assessment and auditing of internal controls, and procure the rectification of internal control deficiencies.

The Committee is entitled to inquire the senior management and Chief Financial Officer of the Company about the following issues:

(1)

whether there is any significant deficiency in the design or operation of internal control procedures which could adversely affect the Company’s ability to record, process, summarise and report financial information;

(2)	any weakness in internal control procedures;

(3)	any fraud, whether or not material, that involves the management or employees who have a significant role in the Company’s internal controls;

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(4)	any significant changes in the Company’s internal control procedures;

(5)	other matters required by regulatory policies, laws and regulations.

Article 17	Supervision of Internal Auditing Matters

The Committee guides the Company’s internal auditing matters, including:

(1)	review the Company’s annual internal auditing plan;

(2)	procure the implementation of the Company’s internal auditing plan;

(3)	review the internal auditing report, evaluate the internal auditing results and procure the rectification of material issues;

(4)	guide the effective operation of the internal audit department.

The Committee shall ensure co-ordination between the internal audit department and external independent auditors, and to ensure that the internal audit function is adequately resourced and has appropriate standing within the Company, and to review and monitor its performance.

The Committee shall keep timely and effective communication with the senior management and internal audit department with regard to the internal auditing matters.

Article 18	Supervision of Related-Party (Connected) Transactions

The Committee shall examine the annual related-party (connected) transaction report furnished by the management of the Company at least annually, and utter review comments thereon.

Article 19	Preparation of the Committee Report

The Committee shall prepare and submit the Committee report to the Board, and disclose such report in relevant reports (if applicable) pursuant to relevant requirements.

Article 20	Complaints Procedure

The Committee shall establish whistleblowing policy for:

(1)	the receipt and handling of complaints received by the Company regarding accounting, internal accounting controls and auditing matters;

(2)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

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Article 21	Authority to Engage Advisors

For the purpose of carrying out their duties, the Committee may engage independent legal advisors, certified accountants or other experts with regard to such issues as to recognising potential conflict of interests, evaluation of disclosure level and other regulatory compliance, independent investigation of financial statements and compliance with securities regulations.

Article 22	Duties of the Committee Members

Each of the Committee members shall diligently and effectively perform his or her duties and exercise his or her rights, in accordance with the applicable regulatory provisions and the Rules, including but not limited to:

(1)	be conscientious, reasonably safeguard the best interests of the Company, fairly protect the overall interests of shareholders;

(2)	attend the Committee meeting in person, or delegate other members for attendance thereof by written power of attorney, which shall state the scope and duration of authorisation;

(3)	carefully review relevant documents and topics submitted to the members; and

(4)	keep adequate and effective communication with the senior management, internal audit department and external independent auditors of the Company.

Section 4 Compensation and Budget of the Committee

Article 23	Compensation of the Committee

The compensation of the Committee, in the form of cash, shares or options, shall be determined and approved by the Board. The Committee members shall not directly or indirectly receive from the Company any consulting fees, advising fees or any other compensation, except for:

(1)	compensation received as a director (including any compensation and other benefits paid to all directors) or as an employee who is an employee representative;

(2)	compensation for a position in any committee under the Board;

(3)

pension or other deferred compensation to be payable for the service that a director has provided (provided that such compensation is not contingent upon any service that a director has to provide in the future).

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Article 24	Budget of the Committee

The Committee shall have its necessary budget and other resources for the performance of its duties, including:

(1)	the expenses paid by the Company to the external auditors in respect to auditing, review or assurance;

(2)	total expenses relating to the appointment of external advisors by the Committee;

(3)	all necessary and appropriate administrative expenses for the Committee to perform its duties.

Section 5 Miscellaneous

Article 25	Validity

The Rules are considered and approved by the Board of the Company and shall take effect as from the date of the initial public offering and listing of RMB ordinary shares (A shares) by the Company on the Shanghai Stock Exchange. Any issues not covered hereunder shall follow the applicable regulatory provisions and the Articles of Association.

Article 26	Interpretation

The Board of the Company shall be responsible for any interpretation of the Rules.

The Rules are written in Chinese. If there is any discrepancy between the Chinese version and any other translated versions, the Chinese version shall prevail.

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Exhibit 1.3

China Telecom Corporation Limited

The Rules of Procedures of Remuneration Committee

Section 1 General Provisions

Article 1	Objective

Pursuant to the applicable laws, regulations, departmental rules, regulatory documents (collectively, the “Laws and Regulations”) of the places of listing of China Telecom Corporation Limited (the “Company”), relevant requirements of the securities regulatory authorities and stock exchanges where the Company’s shares are listed and the articles of association of China Telecom Corporation Limited (the “Articles of Association”), the board of directors of the Company (the “Board”) sets up a remuneration committee (the “Committee” unless otherwise indicated) and formulates the rules of procedures of remuneration committee (the “Rules”) of the Company accordingly.

Article 2	Status and Principle of the Committee

The Committee members are appointed by over 50% affirmative votes of the Board. The Committee shall report to the Board periodically.

The principle of the Committee is to take full responsibility to reasonably safeguard the best interests of the Company and fairly protect the overall interests of shareholders pursuant to the applicable rules and regulations.

Article 3	Structure and Qualifications of the Committee

The Committee consists of three or more members. The Board may change such number when it deems necessary, provided that the minimum requirement pursuant to the applicable regulatory rules is met.

All the Committee members shall be independent non-executive directors and:

(1)	shall have no material affiliations with the Company;

(2)	shall be in compliance with the relevant requirement of “independence” of Committee members pursuant to the applicable regulatory rules.

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A former partner of the Company’s external independent auditors shall be prohibited from acting as a Committee member for a period of two years commencing on the date of the person ceasing:

(1)	to be a partner of the external independent auditors;

(2)	to have any financial interest in the external independent auditors, whichever is the later.

Article 4	Term of the Committee

The term of the Committee shall be the same as that of the Board. The appointment of Committee members may be renewed upon expiry of their term.

If a Committee member ceases to be an independent non-executive director of the Company, he/she will automatically lose his/her qualification as a Committee member, and the Board shall fill the vacancy pursuant to the applicable rules.

In the event that any Committee member tenders his/her resignation, or his/her removal has been agreed by more than half of the Board’s votes, or he/she ceases to be an independent non-executive director, the Board may decide to terminate his/her term of office before the expiry of the term.

Any change in the members of the Committee with simultaneous change in directors shall follow the procedure to obtain the shareholders’ approval in the general meetings pursuant to the relevant procedures of change of directors as stipulated in the Articles of Association and an announcement in accordance with the applicable regulatory rules shall be published accordingly.

Article 5	Resignation of the Committee Members

Should any Committee member resign before the term expires, such member shall submit his/her written resignation to the Board, in which detailed explanations for the resignation shall be stated.

In the event that any resignation leads to a situation where the number of the Committee members does not meet the minimum requirement as stipulated by laws or the Rules, such resignation shall not take effect until the newly appointed member has taken up the position.

Where the qualification as a Committee member is automatically withdrawn due to the resignation as an independent non-executive director, no separate resignation procedures is required for that Committee member otherwise. His/her qualification as a Committee member will be automatically withdrawn from the effective date of his/her resignation as an independent non-executive director in accordance with the resignation procedures of the independent non-executive director of the Company. In the event that the automatic withdrawal of his/her qualification as a Committee member leads to a situation where the number of the Committee members does not meet the minimum requirement as stipulated by laws or the Rules, the matters following the effective withdrawal of his/her qualification as a Committee member shall be addressed pursuant to Paragraph 2 under this Article.

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Section 2 Operation and Meeting Procedures of the Committee

Article 6	Committee Meetings

The Committee shall hold meetings as needed.

A Committee meeting may not be held unless more than half of the members attending the meeting. It may also be held via telephone conference or other telecommunications means.

Article 7	Written Proposals of the Committee

The Committee may replace convening physical meeting with written proposals, and to approve resolutions by written resolution in lieu of physical meeting. When the meeting materials are delivered to all members and the members signify their consent by signing the written resolution where a quorum to approve the resolution has been met, the written resolution shall become effective.

Article 8	Calling and Presiding of Meeting

The chairman of the Committee shall convene and preside over the meetings and may otherwise appoint another Committee member to convene and preside over the meetings on behalf of the chairman in the event that the chairman is not able to convene and preside over the meetings in person.

The notice for a Committee meeting should be delivered to each member five days prior to the meeting. The related agenda and meeting materials for the meeting should be delivered to each member at least three days prior to such meeting. The aforementioned timeline may be exempted upon the approval of two thirds or more of the Committee members.

Article 9	Resolutions

Any resolution of a Committee meeting shall require more than a half of the affirmative votes, with each member having one vote.

The voting of the Committee meeting may be taken by show of hands or by poll.

Any resolution of a Committee meeting shall be in written form and signed by attending members.

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Article 10	Minutes

Minutes for a Committee meeting shall be kept and shall be complete and true.

The Office of the Board shall be in charge of the minutes of the Committee meetings. The draft minutes shall be provided to all members within a reasonable period of time after the meetings so that the members can review the drafts and finalise the minutes. The Secretary of the Board shall keep the original copies of the minutes.

Article 11	Non-voting Attendance

When it deems necessary, the Committee may invite the Company’s management and other directors to attend the meetings where the attendees have no voting rights.

Article 12	Ancillary Organ of the Committee

The Office of the Board shall coordinate and support the routine operation of the Committee.

Section 3 Duties and Obligations of the Committee

Article 13	Primary Duties of the Committee

Primary duties of the Committee include:

(1)

make recommendations to the Board on the Company’s remuneration policy and structure for all directors’ and senior management’s remuneration and on the establishment of a formal and transparent procedure for developing remuneration policy;

(2)	review and approve the management’s remuneration proposals with reference to the Board’s corporate goals and objectives;

(3)

determine, with delegated responsibility, the remuneration packages of individual executive directors and senior management, including benefits in kind, pension rights and compensation payments, including any compensation payable for loss or termination of their office or appointment, and make recommendations to the Board on the remuneration of non-executive directors. The Committee should consider salaries paid by comparable companies, time commitment and responsibilities and employment conditions elsewhere in the group;

(4)	consult the chairman of the Board and/or managers about the remuneration proposals for other executive directors. The Committee should have access to independent professional advice if necessary;

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(5)

review and approve compensation payable to executive directors and senior management for any loss or termination of their office or appointment to ensure that it is consistent with contractual terms and is otherwise fair and not excessive;

(6)

review and approve compensation arrangements relating to dismissal or removal of directors for misconduct to ensure that they are consistent with contractual terms and is otherwise reasonable and appropriate;

(7)	ensure that no director or any of his/her associates is involved in deciding his/her own remuneration;

(8)	other overseeing duties authorised by the Board;

(9)	other overseeing duties authorised pursuant to the applicable regulatory rules.

The Committee shall publish its terms of reference, explaining its roles and the authority delegated to it by the Board.

The Committee may request the Company’s management to provide any documents or materials necessary for the performance of their duties, or explanations on any issues the Committee is concerned about.

Article 14	Obligations of the Committee Members

Each of the Committee members shall diligently and effectively perform his or her duties and exercise his or her rights, in accordance with the applicable regulatory provisions and the Rules, including but not limited to:

(1)	be conscientious, reasonably safeguard the best interests of the Company, fairly protect the overall interests of the Company ’s shareholders, particularly the interests of minority shareholders;

(2)	attend the Committee meeting in person, or delegate other members for attendance thereof by written power of attorney, which shall state the scope of authorisation;

(3)	carefully review relevant documents and topics submitted to the members; and

(4)	keep adequate and effective communication with the Board and the senior management.

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Section 4 Compensation and Budget of the Committee

Article 15	Compensation of the Committee

The compensation of the Committee, in the form of cash, shares or options, shall be determined and approved by the Board. The Committee members shall not directly or indirectly receive from the Company any consulting fees, advising fees or any other compensation, except for:

(1)	compensation received as a director (including any compensation and other benefits paid to all directors) or as an employee who is an employee representative;

(2)	compensation for a position in any committee under the Board;

(3)

pension or other deferred compensation to be payable for the service that a director has provided (provided that such compensation is not contingent upon any service that a director has to provide in the future).

Article 16	Budget of the Committee

The Company shall provide sufficient resources so that the Committee can fulfill its duties. The Committee shall have its necessary budget and other resources for the performance of its duties, including:

(1)	total expenses relating to the appointment of external advisors or seeking independent professional advice by the Committee, which shall be borne by the Company;

(2)	all necessary and appropriate administrative expenses for the Committee to perform its duties, which shall be borne by the Company.

Section 5 Miscellaneous

Article 17	Validity

The Rules are considered and approved by the Board of the Company and shall take effect as from the date of the initial public offering and listing of RMB ordinary shares (A shares) by the Company on the Shanghai Stock Exchange. Any issues not covered hereunder shall follow the applicable regulatory provisions and the Articles of Association.

Article 18	Interpretation

The Board shall be responsible for any interpretation of the Rules.

The Rules are written in Chinese. If there is any discrepancy between the Chinese version and any other translated versions, the Chinese version shall prevail.

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Exhibit 1.4

China Telecom Corporation Limited

The Rules of Procedures of Nomination Committee

Section 1 General Provisions

Article 1	Objective

Pursuant to the applicable laws, regulations, departmental rules, regulatory documents (collectively, the “Laws and Regulations”) of the places of listing of China Telecom Corporation Limited (the “Company”), relevant requirements of the securities regulatory authorities and stock exchanges where the Company’s shares are listed and the articles of association of China Telecom Corporation Limited (the “Articles of Association”), the board of directors of the Company (the “Board”) sets up a nomination committee (the “Committee” unless otherwise indicated) and formulates the rules of procedures of nomination committee (the “Rules”) of the Company accordingly.

Article 2	Status and Principle of the Committee

The Committee members are appointed by over 50% affirmative votes of the Board. The Committee shall report to the Board periodically.

The principle of the Committee is to take full responsibility to reasonably safeguard the best interests of the Company and fairly protect the overall interests of shareholders, especially the interests of minority shareholders pursuant to the applicable rules and regulations.

Article 3	Structure and Qualifications of the Committee

The Committee consists of three or more members. The Board may change such number when it deems necessary, provided that the minimum requirement pursuant to the applicable regulatory rules is met.

All the Committee members shall be independent non-executive directors and:

(1)	shall have no material affiliations with the Company;

(2)	shall be in compliance with the relevant requirement of “independence” of the Committee members pursuant to the applicable regulatory rules.

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Article 4	Term of the Committee

The term of the Committee shall be the same as that of the Board. The appointment of Committee members may be renewed upon expiry of their term.

If a Committee member ceases to be an independent non-executive director of the Company, he/she will automatically lose his/her qualification as a Committee member, and the Board shall fill the vacancy pursuant to the applicable rules.

In the event that any Committee member tenders his/her resignation, or his/her removal has been agreed by more than half of the Board’s votes, or he/she ceases to be an independent non-executive director, the Board may decide to terminate his/her term of office before the expiry of the term.

Any change in the members of the Committee with simultaneous change in directors shall follow the procedure to obtain the shareholders’ approval in the general meetings pursuant to the relevant procedures of change of directors as stipulated in the Articles of Association and an announcement in accordance with the applicable regulatory rules shall be published accordingly.

Article 5	Resignation of the Committee Members

Should any Committee member resign before the term expires, such member shall submit his/her written resignation to the Board, in which detailed explanations for the resignation shall be stated.

In the event that any resignation leads to a situation where the number of the Committee members does not meet the minimum requirement as stipulated by laws or the Rules, such resignation shall not take effect until the newly appointed member has taken up the position.

Where the qualification as a Committee member is automatically withdrawn due to the resignation as an independent non-executive director, no separate resignation procedures is required for that Committee member. His/her qualification as a Committee member will be automatically withdrawn from the effective date of his/ her resignation as an independent non-executive director in accordance with the resignation procedures of the independent non-executive director of the Company. In the event that the automatic withdrawal of his/her qualification as a Committee member leads to a situation where the number of the Committee members does not meet the minimum requirement as stipulated by laws or the Rules, the matters following the effective withdrawal of his/her qualification as a Committee member shall be addressed pursuant to Paragraph 2 under this Article.

Section 2 Operation and Meeting Procedures of the Committee

Article 6	Committee Meetings

The Committee shall hold a meeting at least once a year.

A Committee meeting may not be held unless more than half of the members attending the meeting. It may also be held via telephone conference or other telecommunications means.

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Article 7	Written Proposals of the Committee

The Committee may replace convening physical meeting with written proposals, and to approve resolutions by written resolution in lieu of physical meeting. When the meeting materials are delivered to all members and the members signify their consent by signing the written resolution where a quorum to approve the resolution has been met, the written resolution shall become effective.

Article 8	Calling and Presiding of Meeting

The chairman of the Committee shall convene and preside over the meetings and may otherwise appoint another Committee member to convene and preside over the meetings on behalf of the chairman in the event that the chairman is not able to convene and preside over the meetings in person.

The notice for a Committee meeting should be delivered to each member five days prior to the meeting. The related agenda and meeting materials for the meeting should be delivered to each member at least three days prior to such meeting. The aforementioned timeline may be exempted upon the approval of two thirds or more of the Committee members.

Article 9	Resolutions

Any resolution of a Committee meeting shall require more than half of the affirmative votes, with each member having one vote.

The voting of the Committee meeting may be taken by show of hands or by poll.

Any resolution of a Committee meeting shall be in written form and signed by attending members.

Article 10	Minutes

Minutes for a Committee meeting shall be kept and shall be complete and true.

The Office of the Board shall be in charge of the minutes of the Committee meetings. The draft minutes shall be provided to all members within a reasonable period of time after the meetings so that the members can review the drafts and finalise the minutes. The Secretary of the Board shall keep the original copies of the minutes.

Article 11	Non-voting Attendance

When it deems necessary, the Committee may invite the Company’s management and other directors of the Board to attend the meetings where the attendees have no voting rights.

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Article 12	Ancillary Organ of the Committee

The Office of the Board shall coordinate and support the routine operation of the Committee.

Section 3 Duties and Obligations of the Committee

Article 13	Primary Duties of the Committee

Primary duties of the Committee include:

(1)	work on the selection criteria and procedures of directors and senior management personnel and make suggestions;

(2)

review the structure, size, composition and diversity (including but not limited to gender, age, educational background or professional experience, skills, knowledge and length of service) of the Board at least annually and make recommendations on any proposed changes to the Board to complement the Company’s corporate strategy;

(3)	identify individuals suitably qualified to become board members and senior management, and select candidates for board members and senior management or make proposals or recommendations to the Board;

(4)	assess the independence of independent non-executive directors;

(5)	make recommendations to the Board on the appointment or re-appointment of directors and succession planning for directors; and

(6)	review the Board Diversity Policy as appropriate to ensure its effectiveness and if necessary, recommend any revision suggestions to the Board for consideration and approval.

The Committee may request the Company’ s management to provide any documents or materials necessary for the performance of their duties, or explanations on any issues the Committee is concerned about.

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Article 14	Obligations of the Committee Members

Each of the Committee members shall diligently and effectively perform his or her duties and exercise his or her rights, in accordance with the applicable regulatory provisions and the Rules, including but not limited to:

(1)	be conscientious, reasonably safeguard the best interests of the Company, fairly protect the overall interests of the Company ’s shareholders, particularly the interests of minority shareholders;

(2)	attend the Committee meeting in person, or delegate other members for attendance thereof by written power of attorney, which shall state the scope of authorisation; and

(3)	carefully review relevant documents and topics submitted to the members.

Section 4 Compensation and Budget of the Committee

Article 15	Compensation of the Committee

The compensation of the Committee, in the form of cash, shares or options, shall be determined and approved by the Board. The Committee members shall not directly or indirectly receive from the Company any consulting fees, advising fees or any other compensation, except for:

(1)	compensation received as a director (including any compensation and other benefits paid to all directors);

(2)	compensation for a position in any committee under the Board;

(3)

pension or other deferred compensation to be payable for the service that a director has provided (provided that such compensation is not contingent upon any service that a director has to provide in the future).

Article 16	Budget of the Committee

The Company shall provide sufficient resources so that the Committee can fulfill its duties. The Committee shall have its necessary budget and other resources for the performance of its duties, including:

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(1)	total expenses relating to the appointment of external advisors or seeking independent professional advice by the Committee, which shall be borne by the Company;

(2)	all necessary and appropriate administrative expenses for the Committee to perform its duties, which shall be borne by the Company.

Section 5 Miscellaneous

Article 17	Validity

The Rules are considered and approved by the Board of the Company and shall take effect as from the date of the initial public offering and listing of RMB ordinary shares (A shares) by the Company on the Shanghai Stock Exchange. Any issues not covered hereunder shall follow the applicable regulatory provisions and the Articles of Association.

Article 18	Interpretation

The Board of the Company shall be responsible for any interpretation of the Rules.

The Rules are written in Chinese. If there is any discrepancy between the Chinese version and any other translated versions, the Chinese version shall prevail.

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Exhibit 1.5

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

OPERATING STATISTICS FOR JULY 2021

The board of directors (the “Board”) of China Telecom Corporation Limited (the “Company”) announces the operating statistics of the Company and its subsidiaries (collectively the “Group”) for the month of July 2021.

Operating statistics for the month of July 2021 were as follows:

July 2021
Mobile subscribers (in millions)	364.62
Net increase of mobile subscribers for the month (in millions)	2.13
Cumulative net increase of mobile subscribers for the year (in millions)	13.60
of which: 5G package subscribers (in millions)	138.21
Net increase of 5G package subscribers for the month (in millions)	7.06
Cumulative net increase of 5G package subscribers for the year (in millions)	51.71
Wireline broadband subscribers (in millions)	165.09
Net increase of wireline broadband subscribers for the month (in millions)	0.88
Cumulative net increase of wireline broadband subscribers for the year (in millions)	6.56
Access lines in service (in millions)	107.12
Net (decrease) of access lines in service for the month (in millions)	(0.02)
Cumulative net (decrease) of access lines in service for the year (in millions)	(0.76)

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The Board wishes to remind investors that the above operating figures are based on the internal statistics prepared by the Group. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board China Telecom Corporation Limited Ke Ruiwen Chairman and Chief Executive Officer

Beijing, China, 20 August 2021

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Ke Ruiwen (as the Chairman and Chief Executive Officer); Mr. Li Zhengmao (as the President and Chief Operating Officer); Mr. Shao Guanglu; Mr. Liu Guiqing and Madam Zhu Min (as the Chief Financial Officer) (all as the Executive Vice Presidents); Mr. Chen Shengguang (as the Non-Executive Director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the Independent Non-Executive Directors).

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